SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Final Results part 1

NEWS RELEASE

                                                                                                                                                       PRUDENTIAL PLC
                                                                                                                                                       GROUP COMMUNICATIONS
                                                                                                                                                       12 ARTHUR STREET
                                                                                                                                                       LONDON EC4R 9AQ
                                                                                                                                                       TEL 020 7220 7588
                                                                                                                                                       FAX 020 7548 3725
                                                                                                                                                       www.prudential.co.uk
9 March 2011

PRUDENTIAL PLC FULL YEAR 2010 RESULTS

PRUDENTIAL CONTINUES TO DELIVER STRONG RESULTS

New Business:
• Total APE sales1 of £3,485 million up 23 per cent
• EEV new business profit margin (% APE) of 58 per cent
• EEV new business profit1 of £2,028 million up 25 per cent
• Investment in new business1 of £643 million (2009: £660 million)

IFRS:
• Operating profit of £1,941 million up 24 per cent
• Profit for the year after tax of £1,431 million up 112 per cent
• Shareholders' funds of £8.0 billion up 28 per cent

Embedded Value:
• Operating profit of £3,696 million up 20 per cent
• Shareholders' funds of £18.2 billion, up 19 per cent, equivalent to 715 pence per share

Capital & Dividend:
• Insurance Groups Directive ('IGD') capital surplus estimated at £4.3 billion
• Underlying free surplus generation up 21 per cent to £1,714 million
• 2010 full year dividend increased by 20 per cent to 23.85 pence per share

Commenting on the results, Tidjane Thiam, Group Chief Executive, said:

"We have achieved a strong performance in 2010, with results significantly ahead on all key measures.  Our disciplined approach to capital allocation, proactive risk management and focus on profitability are generating both growth and cash for our shareholders.

"These principles have served us well during the financial crisis, allowing us to emerge from the 2008-2009 period with a stronger balance sheet, higher profits, higher cash flows and an increased dividend.  Each part of the Group plays a key role in our strategy.  Our flexibility and diversification have been instrumental in allowing us to navigate successfully the economic and market cycle.  We have set ourselves ambitious objectives for cash generation not only from Asia but also from other parts of the Group.

"The quality of our strategic options, our discipline in putting value ahead of volume and our focus on execution should allow us to continue to grow profitably and to generate significant returns for our shareholders.  This is evidenced by the upwards rebasing of the dividend that we have announced today."

1Excluding Japan which ceased writing new business in 2010.

Prudential plc
Incorporated and registered in England and Wales.  Registered office: Laurence Pountney Hill London EC4R 0HH.  Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority.

Contact:

Media		Investors/Analysts
Ed Brewster	+44 (0)20 7548 3719	David Collins	+44 (0)20 7548 2817
Robin Tozer	+44 (0)20 7548 2776	Andy Rowe	+44 (0)20 7548 3300

Notes to Editors:

1.   The results in this announcement are prepared on two bases: International Financial Reporting Standards ('IFRS') and European Embedded Value ('EEV'). The IFRS basis results form the basis of the Group's statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004. Where appropriate the EEV basis results include the effects of IFRS. Period on period percentage increases are stated on an actual exchange rate basis.

2.   Asia 2010 and 2009 comparative APE new business sales, new business profit (NBP) and investment in new business exclude the Japanese insurance operations which we have closed to new business with effect from 15 February 2010 and 2009 comparatives exclude the Taiwan agency business disposed of during the second quarter of 2009.

3. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

4.   Operating profits are determined on the basis of including longer-term investment returns. EEV and IFRS operating profits are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes,  costs associated with the terminated AIA transaction, and the gain arising upon the dilution of the Group's holding in PruHealth. Consistent with the prior year presentation the effect of disposal and results of the Taiwan agency business are shown separately. In addition for EEV basis results, operating profit excludes the effect of changes in economic assumptions and the mark to market value movement on core borrowings.

5.   In 2010, the Group amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short term fluctuations. Prior year comparatives have been amended accordingly. This is a presentational change and it has no impact on the IFRS profit before tax or the IFRS shareholders' funds. The change also has no impact on our EEV financial statements.

6. There will be a conference call today for wire services at 09.00am GMT hosted by Tidjane Thiam, Group Chief Executive. Dial in telephone number: +44 (0)20 3140 0668. Passcode: 7193929#.

7.   A presentation to analysts will be webcast live at 10.30am GMT from the London Stock Exchange 10 Paternoster Square, London, EC4M 7LS. This can be viewed live, and as a replay, on the corporate website via the link below.

http://www.prudential.co.uk/prudential-plc/investors/resultspresentations/resultsday/
Alternatively, a dial-in facility will be available to listen to the presentation: Please allow time ahead of the presentation to join the call (lines open half an hour before the presentation is due to start, i.e. from 10.00 GMT). Dial in: +44 (0)20 8817 9301 Passcode: 4407994#. Playback: +44 (0)20 7769 6425, Passcode, 4407994#. This will be available for approximately 13.30 (GMT) on 9 March 2011 until 23.59 (GMT) on 16 March 2011.

8. High resolution photographs are available to the media free of charge at www.newscast.co.uk on
+44 (0) 20 3137 9137 or by calling Prudential press office on +44 (0)20 7548 2466.

9. Total number of Prudential plc shares in issue as at 31 December 2010 was 2,545,594,506.

10. Financial Calendar 2011:

First Quarter 2011 Interim Management Statement	27 April 2011
AGM	19 May 2011
2011 Half Year Results	2 August 2011
Third Quarter 2011 Interim Management Statement	8 November 2011

2010 Full Year Dividend
Ex-dividend date	30 March 2011 (UK, Irish and Singapore shareholders) 31 March 2011 (Hong Kong shareholders)
Record date	1 April 2011
Payment of dividend	26 May 2011 (UK, Irish and Hong Kong shareholders) On or about 2 June 2011 (Singapore shareholders)

11. About Prudential plc
Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £340 billion in assets under management (as at 31 December 2010). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

12. Forward-Looking Statements
This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives related to the financial crisis and the effect of the European Union's "Solvency II" requirements on Prudential's capital maintenance requirements; the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the heading "Risk factors" in Prudential's most recent Annual Report and in Item 3 "Risk Factors" of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the heading "Risk factors" in any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report and any subsequent Half Year Financial Report are available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this statement are made only as of the date hereof. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules or the SGX-ST listing rules.

2010 Full Year Results Group Chief Executive's report

I am pleased to report a very strong performance in 2010, with results significantly ahead of 2009.  We achieved this by remaining focused on rigorous capital allocation and effective management of our balance sheet.

These principles have served us well during the financial crisis allowing us to emerge from the 2008-2009 period with a stronger balance sheet, higher profits, higher cash flows and an increased dividend.  Our 2010 results confirm that our strategy, underpinned by our operating principles, should increasingly allow us to differentiate ourselves through our ability to combine growth and cash generation, as we announced at our Investor Day on 1 December 2010.

Our strategy
At the centre of our strategy is the acceleration of our profitable growth in Asia, which offers many of the highest growth and return opportunities.  The emerging markets of South-East Asia - such as Indonesia, Malaysia, Vietnam, the Philippines and Thailand, together with Hong Kong and Singapore - are particularly attractive.  They remain the priority destination for our new capital investment.  With our compelling platform of distribution, brand and product development capabilities in the high growth markets of Asia, we believe we are particularly well positioned to take advantage of the considerable opportunity that the region offers.

In the US, we continue to build on the strength of our operations to make them a more significant component of the Group in terms of IFRS earnings as well as cash generation.  In the UK, we remain focused on generating cash and capital and providing resilience to the Group's balance sheet.

In asset management, our strong track record, both at M&G and in our asset management business in Asia, is enabling us to grow our funds under management.  These businesses make an increasingly important contribution to our profits and cash generation.

Each part of the Group plays a key role in our strategy.  Our flexibility and diversification were instrumental in allowing us to navigate successfully the economic and market cycle in 2008 and 2009.

In executing this strategy, we are guided by three clearly-defined Group wide operating principles.  The first of these is that from 2008, we decided to take a more balanced approach to performance management across the three key measures of Embedded Value (EEV), IFRS and cash, with an increased emphasis on IFRS and cash.  When this operating principle was introduced, it was a clear break with how our industry, and our company, had operated previously.  As a consequence of this new focus, we have been able in 2010, for the third year in a row, to report results that are in fast progression across all three key measures - EEV, IFRS and cash.

Second, we have focused on allocating capital with total discipline to the highest return and shortest payback opportunities across the Group.  This means that we restrict new business to areas of the market where these stringent criteria are met.  As a result, we have not hesitated to take and implement a number of challenging decisions.  Even in our preferred region of Asia, we acted decisively when necessary for the Group, as illustrated by our decision to sell our back book of business in Taiwan, to curtail writing new life business in Japan, or exchange short-term sales volume in Korea for long-term shareholder value.  In the UK, we have closed down the equity release business and significantly increased our minimum return criteria for bulk purchase annuities.  In the US, we have managed our sales of annuities, fixed and variable, with a clear focus on returns and payback periods, not hesitating to lose market share when necessary and putting value ahead of volume. Finally, our third operating principle - of equal importance - is to take a proactive approach to managing risk across the cycle.  We have transformed the capital position of the Group during the last three years, closing 2010 with more than £4 billion of IGD capital surplus against £1.5 billion at the end of 2008.  We have significantly more capital today than before the financial crisis, and we have put in place a set of processes to hedge and manage the key risks to which we are exposed.

Our strategy and the disciplined implementation of our operating principles have produced excellent results.

Group performance
In 2010, APE sales1 were up 23 per cent in life insurance to £3,485 million (2009: £2,844 million) and new business profit1 has increased by 25 per cent to £2,028 million (2009: £1,619 million) as our new business margins increased to 58 per cent (2009: 57 per cent).

Net inflows in our asset management businesses were £8.9 billion, following an exceptional year in 2009 (2009: £15.4 billion).  These continued strong inflows underpin the robust performance of our asset management operations during the year and are a direct driver of the growth in our profits.

On the statutory IFRS basis, our operating profit before tax from continuing operations increased by 24 per cent in 2010 to £1,941 million (2009: £1,564 million).  IFRS profit for the year after tax increased by 112 per cent to £1,431 million (2009: £676 million). IFRS shareholder funds increased 28 per cent in 2010 to £8.0 billion (2009: £6.3 billion).

On the EEV basis, Group operating profit before tax increased by 20 per cent in 2010 to £3,696 million (2009: £3,090 million).  New business profit1 for the year was £2,028 million, an increase of 25 per cent (2009: £1,619 million), and we continued to deliver very strong margins of 58 per cent (2009: 57 per cent).  Our total investment in new business1 in 2010 was £643 million (2009: £660 million), a reduction of 3 per cent.  As a result of our focus on rigorous capital allocation, we are delivering higher returns on capital invested for our shareholders, while managing to use less capital in absolute terms.

Since 2008, we have been using free surplus as the primary indicator of our ability to generate cash and capital.  In 2010, free surplus increased 32 per cent to £3.3 billion, up from £2.5 billion at the end of 2009 and £0.9 billion at the end of 2008.

As these results show, we achieved strong growth on our three key metrics of EEV, IFRS and cash simultaneously.  From 2009 to 2010, both our IFRS and EEV operating profits have grown by 20 per cent or more, while consuming less capital in absolute terms.

Our ability to generate significant growth while providing increasing cash returns to our shareholders - 'growth and cash' - is the result of our differentiated strategy.  This strategy and the quality of our teams, both in our business units and our head office, allow us to provide value to our customers and shareholders.  Each of our businesses is a clear leader in its market.

A year ago, we announced an agreement with AIG to acquire its Asia operations, AIA.  The proposed acquisition was a unique opportunity to accelerate our strategy of focusing on the fast growing markets in Asia.  We could not agree a purchase price that was acceptable to the AIG Board.  The costs associated with the transaction were announced at our half year results and are detailed in the full year results statement.

1 Excluding Japan, which ceased writing new business in 2010.

Our operating performance by business unit
Our aim across all our businesses is to develop and market a suite of products that deliver good value solutions that meet our customers' needs, in a way that is profitable and capital efficient for the Group.

Prudential Corporation Asia
In 2010, in line with our strategy, our core investment was in the fast growing and highly profitable markets of South-East Asia and Hong Kong and Singapore.  Due to the long-term structural changes taking place in these economies, we continue to believe they offer the most attractive opportunity in the global life insurance market today.

Distribution remains critical to our business in Asia, and our unique combination of proprietary agency distribution and bank partnerships continues to deliver excellent results.  Agency will remain the dominant and most profitable channel in Asia for many years to come.  It is clear that Prudential's agency distribution platform compares favourably to our peer group, whether in terms of scale, training or productivity.  In addition, we will continue developing our presence in the bancassurance channel.  The performance of our new partnership with UOB reinforces our view that the bancassurance channel will be increasingly important as Asian middle classes become wealthier and increasingly use banks and their services.  This, together with our strategy of growing health and protection business, has been central to increasing our profitability and margins.

Our financial performance in Asia will continue to be based on three principal drivers. First, as a result of our strong new business growth, and its contribution to the increase in our in-force policies book, net inflows will be a major contributor to our IFRS earnings.  Second, there will continue to be a contribution from investment returns, which will increase as the business grows.  Third, as the scale of the business increases, our profitability will continue to benefit from the efficiency of our Asian platform, with revenues growing faster than our cost base.  These three drivers support our confidence in our ability to double our 2009 IFRS profits by 2013.

Jackson National Life
In the US, we have maintained our focus on value over sales volume growth, ensuring sales are delivered at highly profitable margin levels.  We have maintained our pricing discipline and have been consistent in our approach of not chasing market share for its own sake.  In 2010 we continued to benefit from the market changes following the financial turmoil in 2008 and 2009.  As part of a trend, mostly driven by distributors who guide their customers towards the companies that held firm through the crisis and never closed to business, Jackson has significantly improved its position in the key variable annuity market.  This flight to quality has allowed the Jackson team to increase sales volumes and market share.  Our consistent pricing approach, product flexibility and Jackson's strong credit rating, which has remained unchanged for eight years, have served us well.

We have continued to grow the number of advisers appointed to sell our products, increasing licensed agents and registered representatives in 2010 by 34 per cent to more than 130,000.

Prudential UK
Our business in the UK is highly disciplined and generates differentiated returns relative to the market.  We continued to be a market leader in both individual annuities and with-profits business.  We maintained our focus on balancing the writing of new business with the generation of cash and capital, successfully delivering attractive returns on capital employed.  This strategy led the UK to deliver net cash of £420 million to the Group in 2010.
Our emphasis on value and generating strong returns saw the UK business continue to prioritise the retail market, while selectively participating in the wholesale market. Wholesale market opportunities have only been pursued when they meet our strict financial criteria and deliver an appropriate return on the capital invested both in terms of quantum but also, and equally important, of payback period.  In 2010 we also continued to make good progress against our cost reduction plans, meeting our 2010 savings target of £195 million per annum six months early.

Asset management
M&G had a very good 2010, a performance which is all the more impressive as it comes after an exceptional year in 2009.  M&G continues to focus on offering customers superior investment performance over the longer term, building on its proven track record of success in the retail investment market through ongoing expansion in Europe.  M&G's retail business achieved net inflows of £7.4 billion.  M&G's IFRS operating profit was £284 million, up 19 per cent compared to 2009.

In Asia, our asset management business also had a very successful year, with operating profits of £72 million, 31 per cent ahead of 2009.  It is a key feature of our strategy that asset management profits are very capital efficient and are 'cash rich' profits.  For the first time, funds under management passed the £50 billion mark, up from £42.4 billion in 2009, a trend that should also lead to continued profit growth.

These achievements underline the potential we see for asset management across Asia.  We continue to believe that this is one of the most exciting opportunities for the Group today.  In 2010, we appointed a new Chief Executive, and we are determined to continue to invest to capture a significant share of the growth and profits available in asset management in Asia.  The priorities for our asset management business in Asia are: to build and develop institutional relationships, securing pan-Asia discretionary mandates; to increase our focus on Japan and China, as the region's largest and fastest growing markets respectively; and, finally, to grow our offshore funds business.

Capital and risk management
A strong capital position is key to our development.  It gives confidence to our customers in what is a long-term business, and it allows us to write large amounts of new business.  Strict management and allocation of capital remain a core focus for our Group.  Using the regulatory measure of the Insurance Groups Directive (IGD), our Group capital surplus at 31 December 2010 was estimated at £4.3 billion (31 December 2009: £3.4 billion).  The Group's required capital is covered 3.0 times.  This ratio means we continue to be one of the world's best-capitalised insurers.

We have strengthened our risk management practices by forming a Group Risk Committee headed by Howard Davies reporting directly to the Board. We also appointed a new Chief Risk Officer (CRO), John Foley, and have elevated the CRO position to board level.

Dividend
In view of the progress that the Group has made in recent years to improve IFRS operating profitability and free surplus generation, the Board has decided to rebase the full year dividend upwards by 4 pence per share, equivalent to an increase of 20 per cent.  In line with this, the directors recommend a final dividend of 17.24 pence per share, which brings the total dividend for the year to 23.85 pence per share (2009: 19.85 pence per share).

The scrip dividend scheme is not being offered in respect of this dividend. In its place shareholders will be offered a Dividend Reinvestment Plan ('DRIP').

The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business.  The Board believes that in the medium term a dividend cover of around two times is appropriate.

Our financial objectives1
In December 2010, we announced new objectives for the Group that reflect our determination to accelerate growth in Asia and our belief that we can continue to deliver both growth and cash sustainably to our shareholders.

Our core objectives are:

(i)    In Asia, to double the 2009 value of IFRS life and asset management pre-tax operating profit in 2013 (2009: £465 million) and to double the 2009 value of new business profits in 2013 (2009: £713 million).

(ii)    For each business unit to remit net cash to the Group: Asia to deliver £300 million of net cash remittance to the Group in 2013 (2009: £40 million); Jackson to deliver £200 million of net cash remittance to the Group in 2013 (2009: £39 million); UK to deliver £350 million of net cash remittance to the Group in 2013 (2009: £2842 million).

(iii)   All business units in aggregate to deliver cumulative net cash remittances of at least £3.8 billion over the period 2010 to end-2013.  These net remittances are to be underpinned by a targeted level of cumulative underlying free surplus generation of £6.5 billion over the same period.

These objectives are clear evidence of our determination to provide - through our strategy and disciplined execution - both growth and cash to our shareholders at a sustained pace.

1 The following discussion and the discussion under 'Outlook' below, contain forward-looking statements that involve inherent risks and uncertainties. Prudential's actual future financial condition or performance or other indicated results may differ materially from those indicated in any such forward-looking statement due to a number of important factors (including those discussed under the heading 'Risk factors' in this announcement). See the discussion under the heading 'Forward-looking statements' at the front of this announcement. The objectives assume current exchange rates and a normalised economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half-year ended 30 June 2010.  They have been prepared using current solvency rules and do not pre-judge the outcome of Solvency II, which remains uncertain.

2 Representing the underlying remittances excluding the £150 million impact of pro-active financing techniques used to bring forward cash emergence of the in-force book during the financial crisis.

Outlook
By continuing to implement our strategy with discipline, allocating capital to the most attractive markets and products, and managing risk and capital prudently, but proactively, we have generated differentiated performance from our peers.

The outlook for economic growth in Asia, particularly in our preferred markets in South-East Asia, remains positive.  The prospects for sustainably growing our leading platform in the region continue to be strong. Our confidence is reflected in the ambitious, yet achievable, objectives we have set for our business in Asia in December 2010.

Regarding Western economies, we continue to be more cautious about the outlook, with some clear differences between the US and Europe.  The US economy is recovering, and the combination of the transition of 78 million 'baby boomers' into retirement, and our skill base and products, creates a unique and exciting opportunity for us.  The economic outlook in Europe is more challenging.  However, having focused our UK business, and relying largely on our existing seven million customers, we believe that we will continue to achieve our objectives in terms of margins and capital and cash generation.

Our disciplined process of capital allocation will, I believe, enable us to continue to deliver improved cash returns to shareholders.  Our diversification, combined with our flexibility to choose where to allocate our capital, have proved to be significant sources of competitive advantage.  We successfully navigated the extreme economic and market cycle of the past two years and are confident we will continue to outperform in the markets where we compete in the future.

I believe that the quality of our strategic options, our discipline in putting value ahead of volume and our focus on execution will continue to allow us to grow profitably and to generate significant returns for our shareholders.

Financial highlights

Life APE new business sales, profits and investment in new business

	2010			2009			Change
	Sales	NBP (a)	Free surplus invested in new business	Sales	NBP (a)	Free surplus invested in new business	Sales change	NBP change	Free surplus invest-ment change
	£m	£m	£m	£m	£m	£m	%	%	%
Asia (b)	1,501	902	278	1,209	725	231	24	24	20
US	1,164	761	300	912	664	326	28	15	(8)
UK	820	365	65	723	230	103	13	59	(37)
Total Group	3,485	2,028	643	2,844	1,619	660	23	25	(3)
(a) New Business Profit (NBP) (b) Asia amounts exclude Japan, which ceased writing new business in 2010.

New business profit (NBP) margin, IRRs and payback periods

	2010			2009
	NBP margin	IRR(c)	Payback period	NBP margin	IRR(c)	Payback period
	%	%	(years)%		%	(years)
Asia (b)	60	>20	3	60	>20	3
US	65	>20	1	73	>20	2
UK	45	>20	4	32	>15	5
Total Group	58	>20	2	57	>20	3
(b) Asia amounts exclude Japan, which ceased writing new business in 2010. (c) IRR = Internal Rate of Return

Shareholder-backed policyholder liabilities and net liability flows
	2010		2009		Change
	Shareholder-backed		Shareholder-backed		Shareholder-backed
	Policyholder liabilities	Net liability flows (d)	Policyholder liabilities	Net liability flows (d)	Policyholder liabilities	Net liability flows
	£m	£m	£m	£m	%	%
Asia	17,716	1,298	13,050	2,055	36	(37)
US	60,523	7,368	48,311	5,189	25	42
UK	43,944	1,029	38,700	(73)	14	1,510
Total Group	122,183	9,695	100,061	7,171	22	35
(d) Defined as movements in shareholder-backed policyholder liabilities arising from premiums, surrenders, maturities and deaths.

Asset management net inflows and profitability
	Net in-flows			IFRS operating profit			External funds under management
	2010	2009	Change	2010	2009	Change	2010	2009	Change
	£m	£m	%	£m	£m	%	£m	£m	%
M&G	9,105	13,478	(32)	284	238	19	89,326	70,306	27

Total asset management	8,890	15,417	(42)	378	297	27	111,374	89,780	24

Operating profit based on longer-term investment returns - IFRS
	2010		2009		Change
	Long-term	Total	Long-term	Total	Long-term	Total
	£m	£m	£m	£m	%	%
Asia	536	608	416	471	29	29
US (e)	833	855	618	622	35	37
UK	673	1,003	606	895	11	12
Other income and expenditure (f)	(4)	(525)	(6)	(424)	33	(24)
Total Group	2,038	1,941	1,634	1,564	25	24
(e) The Company has amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. 2009 amounts have been amended accordingly.
(f) Including Solvency II implementation, restructuring, Asia development and Asia Regional Head Office costs.

Operating profit based on longer-term investment returns - EEV
	2010		2009		Change
	Long-term	Total	Long-term	Total	Long-term	Total
	£m	£m	£m	£m	%	%
Asia	1,450	1,522	1,105	1,160	31	31
US	1,458	1,480	1,233	1,237	18	20
UK	936	1,266	870	1,159	8	9
Other income and expenditure (g)	(4)	(572)	(6)	(466)	33	(23)
Total Group	3,840	3,696	3,202	3,090	20	20
(g) Including Solvency II implementation, restructuring, Asia development and Asia Regional Head Office costs.

Basic earnings per share - based on operating profit after tax and non-controlling interests (h)
	2010	2009	Change %
IFRS	62.0p	47.5p	31
EEV	106.9p	88.8p	20
(h) 2010 excludes an exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities.

Balance sheet, cash and capital
	2010	2009	Change %
Dividend per share relating to the reporting year	23.85p	19.85p	20
Underlying free surplus generated (i)	£1,714m	£1,414m	21
IGD Capital before final dividend (j)	£4.3bn	£3.4bn	26
(i) Underlying free surplus comprises underlying free surplus generated from in-force business less investment in new business. (j) Estimated for 2010.

Group shareholders' funds (including goodwill attributable to shareholders)
	2010	2009	Change
	£	£	%
IFRS	8.0bn	6.3bn	28
EEV	18.2bn	15.3bn	19

	2010	2009
	%	%
Return on IFRS shareholder's funds (k)	25	23
Return on embedded value (l)	18	15
(k) IFRS operating profit after tax and non-controlling interests (but excluding in 2010 exceptional tax credit of £158 million) as percentage of opening IFRS shareholders' funds.
(l) EEV operating profit after tax and non-controlling interests (but excluding in 2010 exceptional tax credit of £158 million) as percentage of opening EEV shareholders' funds.

	2010	2009	Change %
EEV shareholders' funds per share (including goodwill attributable to shareholders)	715p	603p	19
EEV shareholders' funds per share (excluding goodwill attributable to shareholders)	658p	551p	19

CFO REVIEW

Introduction

2010 was a good year for Prudential as we delivered strong performance in our key growth metrics.  EEV new business profit ('new business profit') was up 25 per cent to £2,028 million (2009: £1,619 million) and IFRS operating profit based on longer-term investment returns ('IFRS operating profit') increased 24 per cent to £1,941 million (2009: £1,564 million). On our capital metric of net underlying free surplus generation we improved 21 per cent to £1,714 million (2009: £1,414 million). Prudential's ability to deliver on all of these metrics is testament to the quality of our businesses and marks us out among our peers. Our ongoing focus on driving value over volume coupled with our advantaged product and geographic business footprint and the financial discipline that is ingrained within all of our businesses has resulted in the Group delivering excellent performance in the year and gives us confidence as we look into 2011 and beyond.

Growth

In life insurance, APE sales1 in 2010 were up 23 per cent to £3,485 million (2009: £2,844 million) and new business profit has increased by 25 per cent to £2,028 million (2009: £1,619 million) as our new business margins1 increased to 58 per cent (2009: 57 per cent).

Asia produced APE sales1 of £1,501 million (2009: £1,209 million) and new business profit1 of £902 million (2009: £725 million) in 2010, both figures up 24 per cent on the prior year. AER sales performance across Asia was strong, particularly in Indonesia (up 49 per cent), Malaysia (up 40 per cent), Hong Kong (up 19 per cent) and Singapore (up 37 per cent) where we have a powerful market presence. Our agency and bancassurance channels both continue to flourish, each growing at a rate in excess of 25 per cent, and our health and protection rider strategy remains highly successful, with health and protection products representing 27 per cent of new business premiums in 2010.

Jackson delivered APE sales of £1,164 million (2009: £912 million) and £761 million of new business profit (2009: £664 million), up 28 per cent and 15 per cent respectively on the prior year. The decline in our new business margin in the US from 73 per cent in 2009 to 65 per cent in 2010 was expected. Nevertheless, Jackson successfully defended most of the exceptional margin gains achieved in 2009 in taking advantage of the extreme dislocation prevalent in the corporate bond market. Jackson has capitalised on the weakened competitive environment in the US life insurance market and has emerged as one of the top three players in the variable annuity market in terms of sales and number two in terms of net flows. However, our expansion in variable annuities has been opportunistic and this market share may not be sustained as competition re-emerges over the medium term.

In the UK, we delivered total retail and bulk annuity APE sales of £820 million (2009: £723 million) and new business profit of £365 million (2009: £230 million), up 13 per cent and 59 per cent respectively. At a retail level, new business profit of £257 million was up 15 per cent from £223 million in 2009 at an expanded margin of 35 per cent versus 31 per cent in the prior year. This reflects improved margins on with-profits bond sales where we have seen volumes 11 per cent higher on improved demand and the strong annuity margins experienced in 2009 continuing into 2010.

In asset management, we have delivered £8.9 billion of net inflows over 2010 compared with £15.4 billion in 2009, a year which benefited from exceptionally high flows into M&G's fixed income funds due to the credit spread environment at the time. M&G is the driver of our inflows in asset management, producing £9.1 billion (2009: £13.5 billion) of net inflows in the period (£7.4 billion retail, £1.7 billion institutional). M&G's track record in attracting positive net inflows is highly impressive, ranking number 1 in the UK retail market for the last nine consecutive quarters, making it one of the leading asset managers in Europe. At the end of 2010 it had external funds under management of £89.3 billion, an increase of £19.0 billion from the position at the beginning of the year; adding these funds to internal amounts, M&G's total funds under management were £198.3 billion. Asia asset management continues to make great strides forward attracting £1.8 billion of retail and institutional inflows in 2010 (2009: £556 million). These were offset by £2.1 billion of outflows (2009: £1.4 billion inflows) in low margin money market funds where sales and redemptions tend to be highly volatile.

1Excluding Japan which ceased writing new business in 2010.

It is encouraging to note that we continue to grow our balance sheet with shareholder-backed policyholder liabilities up by 22 per cent to £122 billion, benefiting from both net inflows and investment market movements. We continue to see positive net inflows into our life businesses, with a net £9.7 billion being received in 2010, an increase from the net £7.2 billion received in 2009. In asset management our Group net inflows as a percentage of opening external funds under management stands at 9.9 per cent for 2010. Both measures emphasise the significant organic growth we are delivering across the Group. In addition, the returns we expect to generate on the capital we invest in writing life new business have also reached a new high. For every £1 we invested in new business strain in 2010 we expect to generate £2.2 of post-tax new business profit and our initial capital investment is expected to be paid back within two years.

Profitability

In terms of profitability, we have successfully built on the momentum seen last year and delivered another strong performance thanks to a continued focus on our core disciplines of value creation and capital conservation. We have delivered record profitability in 2010 with Group IFRS operating profit up 24 per cent to £1,941 million (2009: £1,564 million) and Group EEV operating profit based on longer-term investment returns ('EEV operating profit') up 20 per cent to £3,696 million (2009: £3,090 million) equivalent to an annual return on embedded value of 18 per cent (2009: 15 per cent).

Central to this achievement is the active management of our portfolio of products and businesses, which in 2010 saw us cease writing new business in our Japanese life operations, exit from the equity release market in the UK, reduce our appetite for sales of fixed annuities in the US and target, instead, the highly profitable markets in South-East Asia (including Hong Kong) and variable annuities in the US. We have also remained opportunistic in the UK bulk annuity market and entered into one large transaction which comfortably exceeded our high return and short payback requirements.

In Asia, long-term business IFRS operating profit was up 29 per cent to £536 million in 2010 (2009: £416 million), a strong performance in and of itself, even before factoring in the £63 million one-off credit to the 2009 result from a change in reserving basis in Malaysia. The result benefited notably from strong performance in Indonesia, Malaysia, Singapore and Vietnam. In addition, management actions to close Japan to new business and refocus our operations in Korea and Taiwan have also helped to eliminate some of the negatives that were holding back our profitability. The ongoing build-out of distribution across South-East Asia, the success of our health and protection rider strategy, and the underlying strength of the economies in which we operate should drive continuing strong growth in Asia IFRS operating profit going forward. Asia's long-term EEV operating profit, a measure of the economic value creation in the year, grew by 31 per cent in 2010 to £1,450 million (2009: £1,105 million) further underlining the creation of sustainable value by these operations.

In the US, long-term business IFRS operating profit was up 35 per cent from £618 million in 2009 to £833 million in 2010. Jackson's impressive growth in the variable annuity market is a key driver behind its improved profitability. The 'fees on assets' that Jackson earns on separate account assets are the highest across the Group's unit-linked businesses, and these revenues have increased significantly as these assets have grown by over 51 per cent during 2010 to £31 billion at the end of the year. The majority of this asset growth has come from £5.8 billion of net inflows in the period (2009: £3.6 billion). Jackson's general account has also contributed to the growth in IFRS profits during the period. The size of the general account was up slightly during 2010, and closed the year with policyholder liabilities of £29 billion but the average spread margin that we earn on these liabilities increased from 179 bps in 2009 to 243 bps in 2010. This included a £108 million benefit from various transactions undertaken during 2010 to more closely match the overall asset and liability duration, as well as management actions to lower crediting rates on fixed annuities. These actions also had the effect of improving the 2010 EEV operating profits by 18 per cent to £1,458 million (2009: £1,233 million).

In the UK long-term business IFRS operating profit was up by 11 per cent from £606 million in 2009 to £673 million in 2010. Our UK business continues to optimise the balance between growth and cash generation. The improvement in IFRS operating profit reflects the benefit of cost saving initiatives, higher with-profits income and increased annuity profits arising principally from a bulk annuity contract which contributed £63 million to the total. At eight per cent, growth in EEV operating earnings to £936 million (2009: £870 million) was in line with our strategy.

In asset management IFRS operating profit was up 27 per cent to £378 million compared to £297 million in 2009. M&G had a strong year benefiting from rising markets and the strong inflows described above, resulting in IFRS operating profit up 19 per cent to £284 million in 2010 (2009: £238 million). Asia asset management produced IFRS operating profit of £72 million up 31 per cent on the prior year (2009: £55 million), also benefiting from rising markets and an element of improving mix as £1.8 billion of high margin retail and institutional net inflows offset £2.1 billion of low margin money market net outflows.

Capital generation

Our strategy of efficiently deploying our capital to those products and geographies with the most attractive profitability characteristics has, over the past three years, transformed the capital position of our business. Across the Group, we are now producing very significant amounts of free capital, which we measure as free surplus generated. Our first priority for the use of this capital is reinvestment in new business as we can achieve attractive internal rates of return (IRRs) and rapid paybacks on this investment. However, such is the scale and efficiency of our businesses, we are now producing significant amounts of free surplus over and above that which we can reinvest in new business. This excess free surplus generation is being used to continue to strengthen our balance sheet and to increase cash returns to our shareholders.

In 2010, we generated £2,359 million of underlying free surplus from our in-force business, up 13 per cent from £2,089 million in 2009, and we reinvested £645 million of this into writing new business. Asia is the priority destination when it comes to reinvesting our capital and Prudential Corporation Asia (PCA)'s growth is not constrained by the supply of capital from the Group. In the US, we invest in an opportunistic manner reflecting the market and competitive environment at the time. In the UK, we take a selective approach and focus only on lines of business where we believe we have both the scale and expertise to compete successfully. In asset management, our businesses require minimal capital to fund growth. Thus, the split of the investment in new business in 2010 was £280 million into Asia, £300 million into the US and £65 million into the UK. The IRRs on this invested capital were more than 20 per cent in Asia, the US and the UK; with payback periods of three years, one year and four years respectively.

Of the remaining free surplus generated after reinvestment in new business, £935 million was remitted from the business units to Group. This cash was used to meet central costs (including those associated with Solvency II implementation) of £180 million, service net interest payments of £231 million and meet dividend payments (net of scrip) of £449 million. In 2010, we also incurred significant exceptional cash outflows relating to the AIA transaction costs of £377 million (pre-tax) and we utilised our central resources to fund the acquisition of UOB Life of £276 million. Our central cash resources amounted to £1,232 million at the end of the year, comfortably above the £1 billion holding company cash buffer we seek to retain.

The remaining free surplus generated in the period was retained within our businesses and this will bolster local capital ratios. The total free surplus balance deployed across our life and asset management operations increased from £2,531 million at the beginning of the period to £3,338 million at the end of the period.

New financial objectives - 'Growth and Cash'

The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Prudential's actual future financial condition or performance or other indicated results may differ materially from those indicated in any such forward-looking statement due to a number of important factors (including those discussed under the heading 'Risk factors' in this announcement). See the discussion under the heading 'Forward-looking statement' at the front of this announcement.

At our 2010 investor conference entitled 'Growth and Cash' we announced new financial objectives demonstrating our confidence in continued rapid growth in Asia, and increasing levels of cash remittances from all of our businesses. These objectives were defined as follows:

(i) Asia growth and profitability objectives1:

• To double the 2009 value of IFRS life and asset management pre-tax operating profit in 2013 (2009: £465 million); and
• To double the 2009 value of new business profits in 2013 (2009: £713 million).

(ii) Business unit cash remittance objectives1:

• Asia to deliver £300 million of net cash remittance to the Group in 2013 (2009: £40 million);
• Jackson to deliver £200 million of net cash remittance to the Group in 2013 (2009: £39 million);and
• UK to deliver £350 million of net cash remittance to the Group in 2013 (2009: £284 million2);

(iii) Cumulative net cash remittances1:

•     All business units in aggregate to deliver cumulative net cash remittances of at least £3.8 billion over the period 2010 to end-2013. These net remittances are to be underpinned by a targeted level of cumulative underlying free surplus generation of £6.5 billion over the same period.

The table below shows our progress towards these objectives from our results in 2010. We believe we have made a strong start towards achieving these objectives.

	Actual		Objective
	2009	2010	2013
	£m	£m	£m
Asia Growth Objectives
Value of new business (including Japan)	713	901	1,426
IFRS operating profit*	465	604	930
Business Unit Net Remittance Objectives
Asia	40	233	300
Jackson	39	80	200
UK**	434	420	350
M&G***	175	202
Total	688	935
Cumulative net cash remittances from 2010 onwards			3,800
Cumulative underlying group free surplus generation net of investment in new business			6,500
* Total Asia operating profit from long-term business and asset management after development costs.
** In 2009, the net remittances from the UK include the £150 million in 2009 arising from the pro-active financing techniques used to bring forward cash emergence of the in-force book during the financial crisis. The 2010 net remittances include an amount of £120 million representing the releases of surplus and net financing payments.
*** Including PruCap.

In 2010 net remittances from business operations increased to £935 million, equivalent to 55 per cent of underlying free surplus generated (after investment in new business) of £1,714 million. The increased level of net remittances further illustrates both the strong and improving capital generative nature of our business, with a greater proportion of this capital being returned to the corporate centre in the form of dividends. The delivery of the 2010 - 2013 financial objectives will see this trend continue.

1The objectives assume current exchange rates and a normalised economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half-year ended 30 June 2010. They have been prepared using current solvency rules and do not pre-judge the outcome of Solvency II, which remains uncertain.

2 Representing the underlying remittances excluding the £150 million impact of pro-active financing techniques used to bring forward cash emergence of the in-force book during the financial crisis.

Capital position, financing and liquidity

The Group has continued to maintain a strong capital position. At the end of 2010 our IGD surplus stood at £4.3 billion (2009: £3.4 billion), with coverage a very strong 3.0 times the requirement. All of our subsidiaries maintain strong capital positions at the local regulatory level. In particular, Jackson's RBC ratio has continued to strengthen throughout the period under review and at the end of 2010 this ratio stood at 483 per cent.

In the UK we continue to hold a £1.8 billion credit reserve on a Pillar 1 basis as protection against future credit losses. In 2010 we suffered no defaults.

Solvency II, which is expected to be implemented from 1 January 2013, represents a complete overhaul of the capital adequacy regime for European insurers. We welcome the risk-based focus of the Solvency II regime but, along with our European peers, we do have concerns about the degree of prudence built in within the proposed calibrations for the standard formula. We are engaging directly with our peers, politicians and regulators to ensure a fair and reasonable outcome before the regime becomes law.

Our financing and liquidity position has remained strong throughout the period. The next call on external financing is in December 2011 on the €500 million Tier 2 subordinated notes. In early 2011 we successfully issued  US$550 million Tier 1 subordinated debt in anticipation of calling the €500 million Tier 2 notes.

We continue to engage with rating agencies in order to provide insurance financial strength ratings for the Group. Prudential is currently rated A+ by S&P, A2 (negative outlook) by Moody's and A by Fitch.

Embedded value

EEV shareholders' funds increased by 19 per cent during 2010 to £18.2 billion (2009: £15.3 billion). On a per share basis EEV at the end of 2010 stood at 715 pence, up 19 per cent from the end of 2009 (2009: 603 pence).

2010 dividend

In view of the progress that the Group has made in recent years to improve IFRS operating profitability and free surplus generation, the Board has decided to rebase the full year dividend upwards by 4 pence per share, equivalent to an increase of 20 per cent. In line with this, the directors recommend a final dividend of 17.24 pence per share, which brings the total dividend for the year to 23.85 pence per share (2009: 19.85 pence per share). The scrip dividend scheme is not being offered in respect of this dividend. In its place shareholders will be offered a Dividend Reinvestment Plan ('DRIP').

The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

Summary

2010 was a good year for the Group in uncertain conditions as global economies emerged from the financial crisis. These results demonstrate that we are maximising the growth opportunities of our high quality franchises in Asia, the US, and the UK. We remain disciplined in our approach of optimising value and are very focused on improving the quality of our earnings. We have accelerated the generation of free surplus and we are signalling our confidence in the future potential of our business by proposing an increase in the payout to shareholders.

BUSINESS UNIT REVIEW

Insurance operations

Asia operations

		AER		CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
APE sales (excluding Japan)	1,501	1,209	24	1,300	15
NBP (excluding Japan)	902	725	24	783	15
NBP margin (excluding Japan) (% APE)	60%	60%		60%
Total IFRS operating profit*	536	416	29	451	19
Total EEV operating profit*	1,450	1,105	31	1,190	22
*Operating profit from long-term operations including Japan but excluding asset management operations, development costs and Asia regional head office expenses.

Introduction

The Asian economies continue to lead the world in terms of current and prospective growth and it is clear that Asia's historic reliance on exports is increasingly balanced with rapidly growing domestic consumption. Across the region, we are seeing major demographic and socioeconomic changes - with the emergence of a sizeable and growing middle class. The Asian Development Bank estimates that there are now over 1.9 billion middle class Asians, a threefold increase since 1990 and this means that, within a generation, hundreds of millions of households in the region have ascended from poverty to living standards and lifestyle aspirations that are consistent with those seen in Western Europe and the US. These are urbanised households that are smaller, that are better educated, that want good quality housing, consumer goods, access to good medical services, transport, holidays, entertainment, education, to provide a quality of life for their children that is better than the one they had and not least to have a long life with a comfortable retirement.

Household savings rates in Asia have historically been multiples of those in the UK and US and in markets where little exists in the way of state backed social security benefits or welfare support, the need to save in case of an unplanned life changing event such as a medical incident involving hospitalisation is real and strong. As households have become wealthier the quantum of these emergency funds has increased materially, resulting in significant amounts of undeployed or under-deployed capital waiting to be brought into the formal economy as they migrate to insurance companies' and banks' balance sheets. Life insurance companies are ideally placed to provide some financial protection and security to household balance sheets.

Although there will inevitably be some short-term fluctuations in demand for life insurance and asset management products as other factors come into play, the fundamental social and political drivers for growth in these sectors will continue to support long-term growth.

Business overview

Market overview

Overall, Asia's life insurance industry saw a sharp recovery in new business volumes during 2010 as markets moved beyond the 2008/2009 crisis.

The competitive landscape for the life sector varies by market but has largely remained consistent with that seen in prior years. Most markets feature a mix of local and multinational players whose definitions of business success may differ.

Competition is primarily around securing distribution. With insurance penetration rates being generally low, growth is less constrained by the size of the market than by companies' ability to further expand it by adding distribution and making their products available to parts of the population who have never used them. A large proportion of sales in markets with low penetration are to consumers who have never bought a policy before, thus expanding the market itself.

Tied agency continues to dominate although distribution through banks is becoming increasingly significant, with examples like HSBC Life and Bank of China Life in Hong Kong. Across the region there is little direct competition on products; there are no patents or copyrights in life insurance, or on product pricing, where regulators typically define the parameters for the industry.

The region's life insurance regulators tend to adopt a conservative stance and remain focused on driving development of the sector in a way that balances the need to ensure consumers have, first and foremost, access to appropriate products that are sold in a fair and transparent manner with the need to reward shareholders for taking on the risks of investing in the development of a relatively young and capital intensive industry. The industry also employs millions of people in the region, an important consideration when high unemployment rates can be a catalyst for political friction. India saw the most impactful regulatory change during 2010, which in summary, was designed to shift the emphasis of the industry away from products which are mostly investment orientated and encourage more traditional savings and protection.

A positive development in a number of markets has been the development of the financial press. Many leading publications carry regular sections on personal financial planning and there is healthy debate on the uses of particular types of product. Prudential is a champion of improving standards of financial literacy.

Strategy overview

The overarching objective for Prudential in Asia is to continue building scale profitably, leveraging our advantaged platform. The strategic priorities articulated in 2006 remain entirely relevant and continue to be driven in a highly focused and disciplined way. While market outperformance in terms of new business growth is an indicator of scale, we do not pursue volume for its own sake as we put profitability, returns on capital and capital efficiency ahead of topline growth.

One of the key components of our strategy is driving agency distribution scale and productivity. Our agency structures are differentiated by market depending upon their size and maturity with the management emphasis balanced between recruitment (newer markets like Indonesia and Vietnam) and productivity growth (more established markets like Hong Kong and Singapore). However this is a simplification as those two priorities are always present and not mutually exclusive; local management will always focus on both.

Prudential's agency management competencies drive effective selection discipline and training designed to 'fast start' new agents and improve the skills and productivity of the more experienced ones. Our combination of training programmes, comprehensive product suites, specialised support allowing agents to address the evolving needs of existing customers and technology solutions to facilitate the fact finding and proposal submission processes combine to add value to agents, shareholders and customers.

During 2010 total average agent numbers excluding India at 154,000 were up 7.5 per cent over 2009. In India, where significant regulatory changes were introduced during the year, agent numbers were down 27 per cent to 168,000 at the end of December 2010. This is in line with our strategy to rationalise expense levels and focus on productivity improvements, which puts us in a strong position to respond to the recent regulatory changes. Excluding India, our agency productivity in terms of average APE per agent increased by 10 per cent.

Prudential is a pioneer and regional leader in partnership distribution in Asia. Key success drivers are our expertise in developing, training and motivating in branch insurance specialists and our investment in enduring and mutually beneficial relationships with our partners, including Standard Chartered Bank across the region, E.Sun in Taiwan and most recently United Overseas Bank in Singapore, Thailand and Indonesia.

Prudential's product mix continues its emphasis on regular premium policies and protection riders. The high proportion of health and protection, standalone and riders, at 27 per cent of new business premiums in 2010, supports the new business profit margins and reflects the higher proportion of risk based products in our book than some competitors who focus on single premium investment orientated policies.

Prudential currently insures over 11 million life customers in Asia and has 15 million in force policies. Highlighting the value Prudential policies have for our customers, we paid out £2.6 billion in claims and maturities during 2010. This customer base is a tremendously valuable asset as over 40 per cent of new business APE came from existing customers in 2010 (excluding India). This reflects our enduring relationship with our customers and how our solutions are meeting their needs over time. The customer retention rate continues to improve and at 91 per cent it is one per cent up on 2009.

Financial performance

New business for the fourth quarter was a new record at £435 million, up eight per cent on the same period last year, which was already a record quarter and the full year 2010 was £1,501 million up 24 per cent on 2009 and an impressive 44 per cent ahead of 2007, the last full year to be unaffected by the 2008/2009 financial crisis. Agency remains the largest distribution channel accounting for 66 per cent of new business volumes and with the proportion from bancassurance increasing from 25 per cent to 26 per cent. The proportion of linked and protection business remained broadly in line with prior year at 41 per cent and 27 per cent respectively. With the economic recovery, the size of average cases, excluding India, increased nine per cent. Importantly, our continued emphasis on regular premium business is reflected in its 93 per cent contribution to total APE, which is also in line with prior year.

New business market share statistics for full year 2010 are not yet available but based on our estimates and market intelligence we expect to have retained or improved our market rankings in most markets across the region.

Consistent with our 'value over volume' priority we have maintained our product and pricing disciplines. New business profits of £9021 million are up 24 per cent over 2009. Average new business profit margins have remained the same as prior year at 60 per cent, with the positive impacts of country mix changes having largely been offset by operating assumption changes.

1Excluding Japan which ceased writing new business in 2010.

In-force operating profits from long-term business of £549 million are up 40 per cent on prior year. This increase reflects the growing size of the in-force book and a significantly reduced level of net negative operating experience variance at £1 million compared to negative £85 million in 2009, which, in part, reflects lower adverse persistency variances of negative £48 million compared with the 2009 level of negative £76 million. The net negative variance level of £1 million is small relative to the size of the EEV shareholders' funds (before goodwill) of £7.4 billion.

Full year 2010 operating profits from long-term business reported under the IFRS basis were £536 million, up 29 per cent over 2009 reflecting increased crystallisation of profits from the in-force book and lower new business strain of four per cent of APE compared to six per cent last year1. All operations aside from Japan, China and Taiwan made an IFRS profit in 2010.

Underlying free surplus net of investment in new business has improved to £326 million in 2010 compared to £119 million in 2009 driven principally by growth in in-force profits reflecting the increasing size and inherent profitability of the in-force book.

The life business significantly increased remittance of cash to the Group in 2010, at £267 million up from £80 million in 2009. This includes an exceptional £130 million from Malaysia representing the remittance of distributable earnings accumulated over recent years. Whilst this one-off type of remittance will not be repeated, it further demonstrates our ability to upstream cash from the region.

Looking at individual countries:

China

		AER		CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
APE sales	58	45	29	46	26

In China, Prudential's 50 per cent share of new business volumes for 2010 was £58 million up 29 per cent on prior year. Agency remains the largest distribution channel although bank distribution grew at a slightly faster pace, up 35 per cent. Leading bank partners are SCB, CITIC and ICBC. In a market where bank sales are overwhelmingly dominated by single premium investment products it is important to note that 25 per cent of our bank channel APE is now regular premium unit-linked business.

CITIC-Prudential remains one of the leading foreign joint ventures and we continue to pursue our strategy of quality sales and sustainable value creation rather than trying to achieve short-term sales volume growth.

Hong Kong

		AER		CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
APE sales	287	241	19	244	18

Hong Kongdelivered an excellent result in 2010 with new business APE of £287 million up 19 per cent on prior year. Our continuing success in this market is underpinned by the quality of both our distribution and product development. In 2010 some 42 per cent of our new business sales were from new products launched in the year.

Our average agency headcount increased by 15 per cent, principally through organic recruitment initiatives, closing the year with an agency count in excess of 5,000. Our long-term bancassurance relationship with Standard Chartered Bank saw a strong rebound following the 2008/2009 Crisis. In-branch insurance specialists continue to focus on recurring premium savings and protection products and the profitability of the product mix continues to improve. Bancassurance now accounts for 37 per cent of our total sales, growing by 24 per cent in 2010.

1 Excluding Japan which ceased writing new business in 2010.

India

		AER		CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
APE sales	188	168	12	179	5

TheIndia market has been through a significant period of change during 2010, particularly with the regulatory driven refocus on savings and protection products, which came into effect on the 1st September. Sales have fallen by 56 per cent in the last quarter of the year and we expect that the unit-linked market will remain disrupted in the short-term. Nevertheless during 2010 ICICI-Prudential grew new business APE by 12 per cent to £723 million (Prudential's 26 per cent share is £188 million). Agency remains the largest distribution channel and following reductions in the size of the agency force, initiatives to improve agency productivity are delivering good results.

Indonesia

		AER		CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
APE sales	283	190	49	219	29

Prudential's business in Indonesia where we sell both conventional and takaful products, continues to be a clear market leader. New business volumes for 2010 of £283 million were driven by a very effective agency management approach that prioritises not only disciplined recruitment but also professional training and activation programmes. Average agency numbers have increased by 5 per cent during 2010 (to 81,000) and APE per active agent is higher by 21 per cent. Our agency generates over 90 per cent of total new business and this is predominantly regular premium unit-linked with protection riders.

During 2010 we have added new bancassurance agreements with UOB, SCB and Permata.

Korea

		AER		CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
APE sales	96	122	(21)	135	(29)

In Korea we remain focused on writing profitable business and remain resolute in our unwillingness to compete in the low margin, capital-intensive guaranteed products sector. New business volumes of £96 million for 2010 are 21 per cent lower than last year. We remain confident in our approach and the value this is generating for shareholders. The fourth quarter 2010 APE sales at £27 million were four per cent higher than the fourth quarter 2009. Persistency in Korea continues to improve.

Malaysia

		AER		CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
APE sales	204	146	40	163	25

Our traditional and takaful businesses in Malaysia had a record 2010 with new business APE of £204 million. In local currency terms we are the first insurer in the history of the industry to pass RM1 billion in new business APE in a year. This growth has been driven primarily by the agency channel where the strategy to expand into the Bumi and takaful sectors has proven to be successful with our average agent numbers increasing by nine per cent (to 13,000 of which 46 per cent are Bumi). Productivity initiatives targeting the enhancement of existing policies have also been very effective, for example a recent offer to upgrade a health plan resulted in a 30 per cent take up rate. Average APE per agent is 16 per cent higher reflecting both renewed confidence in the market and the impact of these cross selling initiatives.

Singapore

		AER		CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
APE sales	175	128	37	138	27

Singapore also had a very strong 2010 with new business of £175 million up 37 per cent on prior year with improvements in agency productivity (APE per agent up 15 per cent) and the very successful launch of bancassurance with UOB that generated 11 per cent of new business.

Taiwan

		AER		CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
APE sales	120	107	12	114	5

Following our exit of the agency channel in 2009, Taiwan is now successfully focused on bank distribution principally with partners E.Sun and SCB. New business volumes of £120 million for the year are up 12 per cent on prior year and Taiwan remains a material contributor to Asia's results.

Others - Philippines, Thailand and Vietnam

	AER			CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
APE sales	90	62	45	62	45

Vietnam delivered a very strong result in 2010, up 17 per cent on the prior year, driven by improvements in agency manpower and productivity. Although still relatively small both Philippines and Thailand delivered excellent results with APE up 109 per cent and 63 per cent respectively. Our new distribution agreement with UOB in Thailand has made a strong start, contributing 41 per cent of total APE and helping to nearly double our market share.

Japan
As previously announced, PCA Life Japan ceased writing new business with effect from 15 February 2010. Sales for Japan in 2010 amounted to £7 million (2009: £52 million). In order to reflect the results of our ongoing Asian operations, APE sales and NBP metrics included in this announcement exclude the contribution from Japan.

US operations

	AER			CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
APE sales	1,164	912	28	924	26
NBP	761	664	15	673	13
NBP margin (% APE)	65%	73%		73%
Total IFRS operating profit*†	833	618	35	626	33
Total EEV operating profit*	1,458	1,233	18	1,249	17
*Based on longer-term investment returns and excluding broker-dealer, fund management and Curian.
† The Company has amended the presentation of IFRS operating profit for its US operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. 2009 amounts have been amended accordingly.

Introduction

The United States is the world's largest retirement savings market. Each year, more of the 78 million baby boomers1 reach retirement age, triggering a shift from savings accumulation to retirement income generation for more than $10 trillion of accumulated wealth over the next decade2.

During 2010, the US financial services industry continued to face many challenges. The recovery witnessed in the first quarter reversed in the second quarter but was more visible again in the third and fourth quarters. At half year, the S&P 500 index was down 7.6 per cent, 10-year Treasury rates had dropped below three per cent, swap rates had declined to near historic lows, AA corporate spreads had increased slightly and volatility had risen to levels more consistent with the first half of 2009. By year-end, the S&P 500 index was up 12.8 per cent for the year. Rates on 10-year Treasuries, which continued to decline through the third quarter before increasing in the fourth quarter, finished the year at 3.3 per cent, down from 3.9 per cent at the end of 2009. Swap rates also declined through the third quarter before rebounding slightly in the fourth quarter, although they still were near historic lows at year-end. Corporate AA spreads and volatility both declined through the second half of the year to fall below year-end 2009 levels.

We believe these unstable market conditions continue to provide a competitive advantage to companies with strong financial strength ratings and a relatively consistent product set. Companies that were hardest hit by the market disruption over the last few years are in general still struggling to regain market share as customers and distributors continue to seek product providers that offer consistency, stability and financial strength. Jackson continues to benefit significantly from this flight to quality as its financial strength ratings from the four primary rating agencies have remained unchanged for more than eight years. Through its financial stability and innovative products that provide clear value to the consumer, Jackson has enhanced its reputation as a high-quality and reliable business partner, with sales increasing as more advisers have recognised the benefits of working with Jackson.

Jackson's strategy continues to focus on balancing volume and capital consumption for both variable and fixed annuities. Jackson continued to sell no institutional products during 2010, as available capital was directed to support higher-margin variable annuity sales.

Business overview

Initiatives in 2010

Continue to innovate around our key variable annuity product

Jackson continues to be innovative in its product offerings, implementing various changes in 2010 to increase sales, to comply with revised regulations or to enhance risk management flexibility and/or increase profitability.

1 Source: US Census Bureau
2 Source: McKinsey

In 2010, Jackson added two new optional lifetime guaranteed minimum withdrawal benefits (GMWBs) to its variable annuity products. LifeGuard Freedom 6 Net GMWB, introduced in May, gives investors the opportunity to help offset their tax liability by increasing their available withdrawal amounts to generate more income. LifeGuard Freedom Flex, introduced in October, is the industry's first customisable guaranteed minimum withdrawal benefit. Freedom Flex extends the menu-driven construction that Jackson offers in its variable annuity products, which gives investors the ability to build a personalised benefit based on their individual retirement planning objectives, while paying only for those options elected. Additionally, Jackson added six portfolios from American Funds and added BlackRock, managing two portfolios, to its variable annuity fund line-up during the year.

Continue to focus on improving efficiency of operations

Jackson continues to invest in its back office staffing and systems to provide world class customer service in an efficient and cost effective manner. In 2010, for the fifth consecutive year, Jackson was rated as a 'World Class' service provider by Service Quality Measurement Group1. Jackson was able to provide this level of service in 2010 while processing record retail sales and maintaining its ratio of statutory general expenses to average assets (one measure of efficiency) at the 2009 level of 44 basis points.

Expand retail operation

With consistent, high-quality wholesaling support and customer service, combined with stability in product offering, pricing and financial strength ratings and the ability to bring new products to market swiftly, Jackson continues to be an attractive business partner for its long-term distributors, as well as attract new distributors. During 2010, Jackson increased the number of licensed agents and registered representatives by 34 per cent to more than 130,000.

Financial performance

IFRS pre-tax operating profit for the long-term business was £833 million in 2010, up 35 per cent over the £618 million in 2009. This increase was primarily due to higher separate account fee income due to substantial positive net flows and the improved equity markets and higher spread income.

At 31 December 2010, Jackson had £31 billion in separate account assets, more than doubling the balance in the last 18 months. Separate account assets in 2010 averaged £9 billion higher than during 2009, reflecting the impact of sales and the higher average market levels. This growth resulted in variable annuity separate account fee income of £506 million in 2010, up 56 per cent over the £324 million in 2009.

Total spread income, including the expected return on shareholders' assets, of £817 million increased 31 per cent over the £622 million in 2009, primarily due to decreased crediting rates on fixed annuities and higher income on the growing general account assets. Jackson undertook various interest rate swap transactions during 2010 to more closely match the overall asset and liability duration, benefiting spread income in 2010 by £108 million.

Acquisition costs have increased in absolute terms compared to 2009 due to the significant increase in sales. However, acquisition costs as a percentage of APE has fallen from 76 per cent in 2009 to 73 per cent in 2010 as more advisors are electing to take asset based commissions which are paid over the life of the policy based on fund value. This asset based commission is not a deferrable acquisition cost and is expensed in the current period as an administration expense.

DAC amortisation of £334 million in 2010 compared to £223 million in 2009. 2010 includes £11 million additional amortisation as equity market returns fell below assumed rates (2009: £39 million benefit from improved equity markets). Excluding this effect, the underlying amortisation increased £61 million due to higher gross profits.

Administration expenses totalling £344 million in 2010 compared to £259 million in 2009, with the increase due primarily to higher asset based commissions which are excluded from acquisition costs.

1 Source: Service Quality Measurement Group

With the improvement in the bond markets in 2010, and active management of the investment portfolio to reduce certain investment risks, Jackson realised net gains of £11 million in 2010 compared to net realised losses of £506 million in 2009. Jackson incurred losses, net of recoveries and reversals, on credit related sales of bonds of £89 million (2009: less than £1 million). Write downs were £124 million (£630 million in 2009), including £71 million on RMBS and £39 million on ABS. More than offsetting these losses were interest related gains of £224 million (2009: £125 million), primarily due to sales of lower rated CMBS and corporate debt.

Gross unrealised losses improved from £966 million at 31 December 2009 to £370 million at 31 December 2010. The net unrealised gain position has also improved significantly, from £4 million at 31 December 2009 to £1,210 million at 31 December 2010 due primarily to a decline in the US Treasury rates.

Jackson delivered record retail APE sales of £1,164 million in 2010, representing a 28 per cent increase over 2009. With no institutional sales in 2010, total APE sales were also £1,164 million, the highest total in the company's history.  This achievement further demonstrates the resilience of Jackson's business model, as well as stability of our high-quality product offerings, exceptional wholesaling support and consistency demonstrated throughout the economic downturn.

While the equity markets rebounded in 2010, reaching two-year highs in December, and in light of continued volatility in US equity markets and historically low interest rates, customers continue to seek to mitigate equity risk while receiving an acceptable return through the purchase of variable annuities with guaranteed living benefits. Jackson is a beneficiary of this trend while being well placed to benefit from the huge wave of baby boomers starting to retire, as they increasingly use variable annuities to structure their retirement income.

In 2010, record variable annuity APE sales of £948 million were up 48 per cent from 2009. Jackson ranked third in new variable annuity sales in the US in 2010 with a market share of 11 per cent, up from fourth and a market share of eight per cent in 20091. With significant sales increases and continued low surrender rates, Jackson held steady with its ranking of second in variable annuity net flows in 20104.

Fixed annuity APE sales of £84 million were down 20 per cent from the prior year, as consumer demand for the products fell due to the continued low interest rate environment. Jackson's new business opportunities were balanced with the goals of capital and cash conservation. Jackson ranked eighth in sales of traditional deferred fixed annuities through the third quarter of 2010, with a market share of three per cent compared to 13th with a two per cent market share for the full year 20092.

Fixed index annuity (FIA) APE sales of £109 million in 2010 were down 24 per cent from 2009 as Jackson focused its marketing efforts on the higher margin variable annuity products. Jackson ranked sixth in sales of fixed index annuities through the first three quarters of 2010, with a market share of five per cent, down from fourth and a market share of eight per cent for the full year 20093.

Retail annuity net flows increased 38 per cent, benefiting from record sales and continued low levels of surrender activity.

Jackson achieved extraordinary EEV new business margins in 2009, partially as a result of our ability to take advantage of the extreme dislocation prevalent in the corporate bond market. While the recovery in the corporate bond market has led to somewhat lower EEV new business margins due to lower spreads in 2010, we continue to write new business at internal rates of return in excess of 20 per cent.

The exceptionally high EEV spread levels in 2009 included an allowance that crediting rates and spreads would normalise in the future.

1 Source: Morningstar
2Source: LIMRA
3Source: AnnuitySpecs
4 Source: SimFund

EEV basis new business profits of £761 million were up 15 per cent on 2009, reflecting a 28 per cent increase in APE sales offset somewhat by lower new business margins. Total new business margin was 65 per cent, compared to 73 per cent achieved in 2009.

The variable annuity new business margin of 72 per cent in 2010 decreased somewhat from 81 per cent in 2009, as lower assumed separate account returns and lower assumed spreads on the guaranteed funds were partially offset by an increase in the take-up rate on guaranteed benefits - particularly guaranteed minimum withdrawal benefits.

The fixed index annuity new business margin decreased from 51 per cent in 2009 to 41 per cent in 2010 due to decreased spread assumptions and lower interest rates, offset somewhat by longer maturity contracts sold in 2010. These same interest rate and spread factors also caused the fixed annuity new business margin to normalise from 57 per cent to 34 per cent. For both products, the spread assumptions decreased due primarily to abnormally high investment yields during 2009.

Total EEV basis operating profit for the long-term business in 2010 was £1,458 million, compared to £1,233 million in 2009. In-force EEV profits of £697 million for 2010 were 22 per cent higher than 2009 profit of £569 million. During 2010, EEV basis operating profit benefited as a result of the interest rate swap transactions noted earlier. Including this benefit, experience variances and other items were £201 million higher in 2010 due primarily to favourable spread and persistency variances that were partially offset by lower expense and mortality variances.

In 2010, Jackson invested £300 million of free surplus to write £1,164 million of new business (2009: £326 million and £912 million, respectively). The reduction in capital consumption year-on-year was caused predominantly by the differing business mix in 2010, when Jackson wrote a higher proportion of variable annuity business, which consume lower levels of initial capital, while maintaining a disciplined approach to fixed and fixed index annuity pricing.

UK operations

	AER			CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
APE sales	820	723	13	723	13
NBP	365	230	59	230	59
NBP margin (% APE)	45%	32%		32%
Total IFRS operating profit	719	657	9	657	9
Total EEV basis operating profit	982	921	7	921	7

Introduction

Prudential UK competes selectively in the UK's retirement savings and income market. The focus of the business is to balance writing profitable new business at attractive returns on capital with sustainable cash generation, which is key for the Group and capital preservation. It is this discipline that has enabled Prudential UK to deliver another strong performance in 2010.

The UK has a mature life and pensions market which is characterised by an ageing population - in particular, through two waves of baby-boomers born after World War II and in the 1960s - with wealth distribution significantly skewed and very much concentrated in the 45-74 age group. In this context, the retirement and near-retirement segments are highly attractive.

UK consumers are insufficiently prepared as they will have to face increasingly long periods of retirement. This will result in longer working lives and a more flexible approach towards retirement. It will also mean that the baby-boomers will need to target their wealth on the provision of dependable retirement income. Prudential UK's expertise in areas such as longevity risk management and multi-asset investment, together with its financial strength and strong brand, mean that the business is strongly positioned in the retirement planning space with a particular focus on with-profits and annuities.

Business overview

Selective participation in the retirement income and savings market

Prudential UK has a strong individual annuity business, built on a robust pipeline of internal vestings from maturing individual and corporate pension policies. The internal vestings pipeline is supplemented by sales through intermediaries and strategic partnerships with third parties where Prudential is the recommended annuity provider for customers vesting their pensions at retirement.

Total individual annuity sales of APE £205 million were six per cent lower than in 2009, mainly due to lower sales of conventional annuities where Prudential UK pro-actively managed the flow of new business to control capital consumption. This was partially offset by strong sales of with-profits annuities which represented 22 per cent of total annuity sales, compared with 15 per cent last year, due to the continuing success of the innovative Income Choice Annuity (ICA). The ICA is a with-profits product, launched in March 2009, which offers consumers security with a potential for income growth.

Internal vestings annuity sales of APE £124 million were nine per cent down on 2009, principally due to the number of customers retiring being lower than in 2009. Although fewer Prudential customers invested in conventional annuities, there continues to be a positive increase in the number of customers choosing an ICA, with sales of APE £16 million resulting in a 38 per cent increase in with-profits annuity sales.

Onshore bond sales of APE £166 million were up 15 per cent, including with-profits bond sales of APE £146 million which increased 11 per cent with an exceptionally strong fourth quarter. PruFund made up 78 per cent of our total with-profits bond sales. Demand for Prudential UK's with-profits products remains resilient and the business has continued to innovate to maintain and enhance its position in the market. This includes broadening access to PruFund across its retail savings product range and PruFund now has over £3 billion invested.

Unit-linked bond sales of APE £20 million were 61 per cent up on 2009, helped by the launch of PruDynamic portfolio funds in January 2010 and the continued success of the PruSelect fund range.

Individual pension sales of APE £69 million (including income drawdown) were three per cent up on 2009. Sales of the Flexible Retirement Plan, Prudential UK's RDR-compliant individual pension and income drawdown product, grew by four per cent to APE £22 million. PruFund Cautious, launched in the fourth quarter of 2009, and the new PruDynamic portfolio funds, launched in January 2010, together made up 34 per cent of individual pension sales.

Corporate pension sales of APE £221 million were five per cent above 2009 levels. Prudential UK administers corporate pensions for over 600,000 scheme members sponsored by some of the UK's largest employers and has also built a very strong position in the provision of with-profits Additional Voluntary Contribution (AVC) arrangements. Prudential UK provides AVCs to 66 of the 99 Local Government Authorities in England & Wales. During 2010, Prudential UK continued to focus on strengthening existing relationships through further improvements to online servicing capabilities as well as targeted marketing activity.

In August 2010, Prudential UK's joint venture partner Discovery SA announced the completion of the acquisition of Standard Life Healthcare and its combination with the PruHealth business. As part of the transaction, Prudential UK reduced its shareholding in the combined PruHealth and PruProtect businesses from 50 per cent to 25 per cent of the enlarged group and sales are included on a proportionate basis from 1 August 2010. PruProtect sales had previously been included at 100 per cent and PruHealth sales at 50 per cent. The effect of this reporting change is that Prudential UK's share of PruProtect sales is reported at APE £16 million, an increase of 18 per cent. Prudential UK's share of PruHealth sales of APE £12 million was nine per cent higher than in 2009 and at the end 2010, the combined health business covered approximately 680,000 lives.

Capitalising on our competitive advantages

The strength and investment performance of Prudential UK's With-Profits Fund is widely recognised in the industry and was demonstrated by the 12.7 per cent pre-tax investment return achieved for policyholder asset shares in the Fund in 2010. The Fund has delivered investment returns of 82.1 per cent over ten years, which compares favourably with other with-profits funds and the FTSE All-Share Index (total return) of 43.3 per cent over the same period. This strong performance has shown that with-profits, when invested in an actively managed, and financially strong fund like Prudential's, continues to be a very attractive medium to long-term investment, offering strong annualised returns compared with other investment options. Prudential's with-profits customers benefit from the security offered by Prudential's large inherited estate, with the free assets of the with-profits fund valued at approximately £6.8 billion at the year end, valued on a realistic basis.

In the Wholesale market, Prudential UK's aim is to continue to participate very selectively in bulk and back-book buyouts using its financial strength, superior investment track record and annuitant mortality risk assessment and servicing capabilities. In line with this approach, in the fourth quarter of 2010, Prudential UK signed a bulk annuity buy-in insurance agreement of £88 million APE.

Building capabilities

In September 2010, Prudential UK announced a five-year exclusive agreement with Santander to distribute its market-leading investment bonds in the UK. Prudential UK's Flexible Investment Plan, including PruFund, will be available to Santander's UK customers in 1,300 high street branches throughout the country.

This new agreement, which is expected to go live in the second half of 2011, forms part of Prudential UK's continuing strategy to develop diversified and complementary distribution across its Direct, Intermediary and Partnership channels.

Prudential UK's focus on delivering improved levels of customer service was recognised again at the 2010 Financial Adviser Service Awards, where it retained its 5-Star rating for excellent service in the Investment category.

Financial performance

Retail APE sales of £725 million were up one per cent on 2009, with the new business margin increasing from 31 per cent to 35 per cent. This performance was entirely consistent with Prudential UK's strategy of not pursuing top-line sales growth but instead deploying capital to opportunities that play to the core strengths of the business and generate the best returns.

Total APE sales increased by 13 per cent to £820 million and included the bulk annuity buy-in insurance agreement. This transaction generated EEV new business profit of £104 million and £63 million of IFRS operating profits of £63 million. Prudential UK will continue to maintain a very strict focus on value and only participate in capital-efficient transactions that meet its strict return on capital requirements. Including this transaction, Prudential UK's new business margin increased from 32 per cent to 45 per cent.

Higher sales and margins resulted in total EEV new business profits increasing by 59 per cent to £365 million. This improvement included the impact of the bulk annuity transaction, but also reflected improved retail margins, in particular on with-profits bonds. Retail EEV new business profits at £257 million were 15 per cent up on 2009 (£223 million).

IFRS total operating profits before restructuring costs were up nine per cent at £719 million, reflecting increased sales. Commission received on Prudential-branded General Insurance products contributed £46 million to IFRS operating profits in 2010, £5 million lower than 2009 as the book of business originally transferred to Churchill in 2004 is decreasing as expected.

EEV total operating profit of £982 million was up seven per cent mainly due to an increase in new business profits. In-force EEV operating profit included £37 million from renewal expense assumptions and £41 million from the change in the long-term tax rate assumption from 28 per cent to 27 per cent. These positive impacts were offset by a £40 million negative net impact from the strengthening of mortality improvement assumptions, partially offset by the release of excess margins previously held.

Prudential UK continues to manage actively the retention of the in-force book. During 2010, the experience at an aggregate level has been in line with long-term assumptions.

Prudential UK writes with-profits annuity, with-profits bond and with-profits corporate and individual pensions business in its Life Fund, with other products backed by shareholder capital. The weighted average post-tax IRR on the shareholder capital allocated to new business in the UK was in excess of 20 per cent. The average free surplus undiscounted payback period for shareholder backed business written in 2010 was four years.

As announced at the half-year, the business met its cost savings target of £195 million per annum, six months early. Prudential UK has commenced a number of cost saving initiatives to reduce costs by a further £75 million per annum on a consistent basis by the end of 2013. The business has already made good progress towards this objective in 2010.

During 2010 Prudential UK remitted cash of £420 million to the Group, comprising £202 million from the annual with-profits transfer to shareholders and £218 million from the shareholder backed business, which included £120 million from one-off releases of surplus and net financing repayments. The business expects to generate £350 million per annum sustainable cash remittances by 2013, supported by the strength of the with-profits business and surpluses arising from the large book of shareholder backed annuities, maintained into the future by the pipeline of maturing individual and corporate pensions.

M&G

	AER			CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
Net investment flows	9,105	13,478	(32)	13,478	(32)
Revenue	612	457	34	457	34
Other income	3	13	(77)	13	(77)
Staff costs	(263)	(205)	(28)	(205)	(28)
Other costs	(123)	(100)	(23)	(100)	(23)
Underlying profit before performance-related fees	229	165	39	165	39
Performance-related fees	17	12	42	12	42
Operating profit from asset management operations	246	177	39	177	39
Operating profit from Prudential Capital	38	61	(38)	61	(38)
Total IFRS operating profit	284	238	19	238	19
Funds under management	198bn	174bn	14	174bn	14

Introduction

M&G is the UK and European fund manager of the Prudential Group with responsibility for £198 billion of investments as at 31 December 2010 on behalf of both internal and external clients. M&G is an investment-led business whose aim is to generate superior long-term returns for its third party investors and the internal funds of the Prudential Group.

This aim is achieved by creating an environment that is attractive to investment talent. The core focus on investment performance, combined with a well-diversified business mix and established distribution capabilities, has helped M&G achieve strong net sales performance, growth in funds under management and increased profitability.

In the retail market, M&G's aim is to operate a single fund range and to diversify the distribution base by accessing a wide variety of channels and geographies. In recent years, key themes have included growing the proportion of business sourced from intermediated channels and the increased sales of UK-based funds in European and other international markets.

In the institutional marketplace, M&G's approach centres on leveraging capabilities developed primarily for the Prudential internal funds to create higher margin external business opportunities. This has allowed M&G to offer third-party clients an innovative range of specialist fixed income strategies, including leveraged finance and infrastructure investment.

Sales performance

2009 was an exceptional year for M&G in terms of net sales. The Retail business experienced unprecedented net purchases of its top-performing bond funds by investors seeking to exploit a near unique opportunity in fixed income markets. On the institutional side, M&G benefited in particular from winning a very substantial single institutional mandate. It was not expected that the business would be able to repeat these levels of net sales in 2010. In the event, the Retail business achieved full year net inflows of £7.4 billion, a decrease of only one per cent compared to the record level of £7.5 billion in 2009. On the institutional side, M&G still achieved very healthy net sales of £1.7 billion.

Gross fund inflows for the full year rose six per cent to £26.4 billion. This set a new record for the M&G business, surpassing the £24.9 billion achieved in 2009. Maintaining this strong sales performance over 2010, and in some highly volatile markets, demonstrates M&G's strength in depth across all the main asset classes and distribution channels.

M&G's Retail business in the UK has been number one for gross and net retail sales over nine consecutive quarters based on data to the end of December 20101. As already highlighted, it was sales of M&G's top-performing fixed income funds that accounted for the lion's share of net inflows in 2009 with 68 per cent of the net retail flows. During 2010, fixed income products continued to sell extremely well, accounting for 43 per cent of flows, but, with market sentiment turning more bullish, investor appetite for our equity and property funds increased. Net inflows into equity funds have increased in share from 26 per cent in 2009 to 48 per cent of total net retail sales in 2010. Over the same period, property funds' share of total net sales trebled to nine per cent.

The improved diversification of sales by asset class was matched by an increased diversification of sales performance by region. In 2009, 19 per cent of net retail flows were from M&G's distribution business outside of the UK, primarily based in Europe. This figure had increased to 39 per cent by the end of 2010.

The retail investment market in Europe is substantially larger than the UK market. In further response to this opportunity, M&G's European Retail business registered its core OEIC fund range for distribution in the Netherlands and Sweden in the fourth quarter of 2010. Registration in both markets has already boosted sales results with M&G being able to leverage off existing client relationships established in other European markets. M&G already has a proven track record of success in distributing into Europe with its registration in France in 2007, for example, having already generated funds under management of £1.3 billion and achieved status as a top ten cross border player in the French market2. Total funds under management sourced outside of the UK amounted to £13.4 billion at the end of 2010, equivalent to 31 per cent of total retail external funds managed by M&G.

The consistency and excellence of its performance resulted in M&G being awarded the prestigious 2010 Global Group of the Year award at the 15th annual Investment Week Fund Manager of the Year Awards. This is the second time in three years that M&G has received this award.

In the institutional market, M&G also attracted healthy net new business on the back of outstanding investment performance with inflows of £1.7 billion. This compares with net inflows of almost £6.0 billion in 2009, although this latter figure was dominated by a single £4 billion fixed income mandate. Like M&G's retail distribution, the institutional business also benefits from an increasingly diverse investor base with distribution activities covering Scandinavia and the Netherlands.

M&G's institutional business was also recognised for its investment performance winning the 2010 UK Asset Management Firm of the Year award at Financial News' Awards for Excellence in Institutional Asset Management.

M&G's total funds under management at 31 December 2010 were at a record level of £198.3 billion, up 14 per cent on the 2009 year end. External funds under management at the end of 2010 of £89.3 billion were 27 per cent higher than the start of the year and now represent 45 per cent of M&G's total funds under management.

Financial performance

M&G's IFRS operating profit rose to £246 million, an increase of 39 per cent compared with the 2009 result of £177 million.

The full year 2010 result was a record profit level for M&G, being eight per cent higher than the previous record achieved in 2008. If performance-related fees and carried interest on private equity investments are excluded, M&G's operating profit would actually display underlying growth of 24 per cent over 2008. Equity market levels have boosted business results, with the FT All Share averaging three per cent higher over 2010 compared to 2008. It is also the exceptionally strong net inflows over 2009 and 2010, particularly from the Retail business that have contributed to the increased profit levels.

1Source: Fundscape Pridham Report
2Source: Lipper FMI Saleswatch

M&G remains focused on cost control with the cost/income ratio1 at 63 per cent over the full year, an improvement on the 2009 result of 65 per cent. A key aspect to cost management is to create a more flexible operational cost base, where appropriate, to enable the business to react to significant changes in its business profile. During 2010, M&G outsourced fund accounting, taxation and pricing operations for its UK regulated retail funds to an external supplier. The transition of these services has secured for M&G access to a scalable global platform to support both the current and future needs of its funds. Outsourcing this element of its operational platform to a dedicated provider of these services also ensures that M&G can focus on the continued delivery of strong investment performance and winning new business.

M&G continues to provide capital efficient profits and cash generation for the Prudential Group, as well as strong investment returns on the internally managed funds. Cash remittances of £150 million in 2010 provided strong support for the Group's corporate objectives.

Prudential Capital

Prudential Capital (PruCap) manages Prudential Group's balance sheet for profit by leveraging Prudential Group's market position. This business has three strategic objectives: to provide professional treasury services to the Prudential Group; to operate a first-class wholesale and capital markets interface; and to realise profitable proprietary opportunities within a tightly controlled risk framework. PruCap generates revenue by providing bridging finance, managing investments and operating a securities lending and cash management business for the Prudential Group and its clients.

The business has consolidated its position in a period of difficult and volatile markets, focusing on liquidity across the Prudential Group, management of existing asset portfolio and conservative levels of new investment. Development of new product and infrastructure has continued, helping to maintain the dynamism and flexibility necessary to identify and realise opportunities for profit within acceptable risk parameters. PruCap is committed to continuing to work closely with other business units across the Prudential Group to exploit opportunities and increase value creation for Prudential as a whole. In particular, PruCap offers to the Prudential Group a holistic view on hedging strategy, liquidity and capital management.

PruCap has a diversified earnings base derived from its portfolio of secured loans, debt investments and the provision of wholesale markets services. As a result of lower net operating revenue and prevailing market conditions, IFRS operating profits decreased by 38 per cent to £38 million, however PruCap still delivered a cash remittance to the Group holding company of £52 million.

1Excluding performance related fees and carried interest on private equity investments

Asia asset management

		AER		CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
Retail and institutional business net inflows	1,838	556	231	569	223
Money Market Funds net (outflows)/inflows (MMF)	(2,053)	1,443	(242)	1,550	(232)
Funds under management	51.9bn	42.4bn	22	47.2bn	10
Total IFRS operating profit	72	55	31	58	24

Introduction

Prudential's asset management business in Asia manages investments for UKIO and the Asian life companies and has also successfully leveraged these investment capabilities to build a strategically significant and market leading third party funds management business.

Business overview

Under the leadership of a new Chief Executive, the team has driven strong improvements in the business.

Investment performance is a key driver of success and for 2010, 68 per cent of our funds outperformed their peer medians or benchmarks1. Accolades received during the year included the PCA Indonesia Equity Open Fund being recognised as 'Fund of the Year 2010' in Japan by Morningstar amongst 557 open-ended funds in the domestic market, as well as the PCA China Dragon A-share Equity fund being named 'Best fund in overseas equity category' in Korea's 2010 MoneyToday - Morningstar Fund Awards. In India and China, funds offered by our joint venture businesses were ranked top-decile by their respective local rating agencies.

The business has been actively implementing its strategy of targeting higher-margin equity and bond asset classes. Third party net inflows of £1.8 billion were driven predominantly by Japan, which saw strong interest for its white-labelled Asia Oceanic High Dividend Equity and its open-ended Indonesian Equity Open funds. In addition, positive bond fund flows resulted from Taiwan and China's successful new product launches and strong demand for our offshore product range. Money market funds saw net outflows totalling £2.1 billion in 2010, mainly attributed to redemptions in India as a result of tighter liquidity conditions.

Financial performance

Prudential's Asian asset management business' total FUM crossed the £50 billion mark for the first time and closed the year at £52 billion which includes a core £25 billion from Prudential Corporation Asia's life funds, £5 billion of assets from the Group and £22 billion from third-party customers. Compared to 2009, the overall FUM increased by 22 per cent, driven by net inflows of £1.8 billion and a total of £7.7 billion of positive market and currency related movements.

IFRS operating profit from fund management of £72 million is 31 per cent higher than in the prior year. The Funds business remitted a net £33 million of surplus capital to the Group during 2010.

1 Based on a blend of 1-year and 3-year performance.

US asset management

PPM America

		AER		CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
Total IFRS operating profit	10	6	67	5	100

Business overview

PPM America (PPMA) manages assets for Prudential's US, UK and Asian affiliates. PPMA also provides other affiliated and unaffiliated institutional clients with investment services including collateralised debt obligations (CDOs), private equity funds, institutional accounts, and mutual funds. PPMA's strategy is focused on managing existing assets effectively, maximising the benefits derived from synergies with our international asset management affiliates, and leveraging investment management capabilities across the Prudential Group. PPMA also pursues third-party mandates on an opportunistic basis.

Financial performance

IFRS operating profit in 2010 was £10 million, compared to £6 million in 2009.

At 31 December 2010, funds under management of £54 billion were as follows:
					AER
	2010				2009
	US	UK	Asia	Total	US	UK	Asia	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Insurance	31	15	-	46	29	12	-	41
Unitised	1	1	5	7	-	1	4	5
CDOs	1	-	-	1	1	-	-	1
Total funds under management	33	16	5	54	30	13	4	47

Curian

		AER		CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
Gross investment flows	1,361	796	71	806	69
Revenue	39	25	56	26	50
Costs	(38)	(31)	23	(32)	19
Total IFRS operating profit/(loss)	1	(6)	117	(6)	117
Total funds under management	3,457	2,260	53	2,331	48

Business overview

Curian Capital, Jackson's registered investment advisor, provides innovative fee-based managed accounts and investment products to advisers through a sophisticated technology platform. Curian expands Jackson's access to advisers while also complementing Jackson's core annuity product lines with Curian's retail asset management products.

Financial performance

At 31 December 2010, Curian had total assets under management of £3.5 billion, compared to £2.3 billion at the end of 2009. Curian generated deposits of £1,361 million in 2010, up 71 per cent over 2009. The increase in both deposits and assets under management was mainly due to an expansion of  Curian's investment platform with the addition of two new investment strategies, plus an expansion of the firm's wholesaling team, in addition to a rebound from the difficult conditions in the equity markets in early 2009.

Curian's assets under management surpassed the break-even point during the year, resulting in the firm reporting its first full-year IFRS basis operating profit in 2010, with a net profit of £1 million versus a loss of £6 million during 2009.

US Broker dealer

National Planning Holdings, Inc.

		AER		CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
Revenue	449	390	15	395	14
Costs	(438)	(386)	13	(391)	12
Total IFRS operating profit	11	4	175	4	175

Business overview

National Planning Holdings, Inc. (NPH) is Jackson's affiliated independent broker-dealer network. The business is comprised of four broker-dealer firms, including INVEST Financial Corporation, Investment Centers of America, National Planning Corporation, and SII Investments.

NPH continues to grow the business and revenue per representative. By utilising high-quality, state-of-the-art technology, we provide NPH's advisers with the tools they need to operate their practices more efficiently. At the same time, through its relationship with NPH, Jackson continues to benefit from an important retail distribution outlet, as well as receive valuable insights into the needs of financial advisers and their clients.

Financial performance

NPH generated revenues of £449 million in 2010, up from £390 million in 2009, on gross product sales of £9.3 billion. The network continues to achieve profitable results, with 2010 IFRS operating profit of £11 million, a 175 per cent increase from £4 million in 2009. At 31 December 2010, the NPH network had 3,461 registered advisers, down slightly from 3,478 at year-end 2009.

FINANCIAL REVIEW

RESULTS SUMMARY

International financial reporting standards (IFRS) basis results*
Statutory IFRS basis results	2010	2009

Profit after tax attributable to equity holders of the Company	£1,431m	£676 m
Basic earnings per share	56.7 p	27.0 p
Shareholders' equity, excluding non-controlling interests	£8.0bn	£6.3 bn

Supplementary IFRS basis information	2010	2009 (i)
	£m	£m
Asian operations	604	465
US operations	855	622
UK operations:
UK insurance operations	719	657
M&G	284	238
Other income and expenditure	(450)	(395)
Restructuring and Solvency II implementation costs	(71)	(23)
Operating profit based on longer-term investment returns*(i)	1,941	1,564
Short-term fluctuations in investment returns on shareholder-backed business	(123)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(10)	(74)
Costs of terminated AIA transaction	(377)	-
Gain on dilution of holding in PruHealth	30	-
Loss on sale and results of Taiwan agency business	-	(621)
Profit from continuing operations before tax attributable to shareholders	1,461	746
Operating earnings per share*(ii)	62.0 p	47.5 p

European embedded value (EEV) basis results*	2010	2009
	£m	£m
Asian operations	1,518	1,154
US operations	1,480	1,237
UK operations:
UK insurance operations	982	921
M&G	284	238
Other income and expenditure	(494)	(433)
Restructuring and Solvency II implementation costs	(74)	(27)
Operating profit based on longer-term investment returns*	3,696	3,090
Short-term fluctuations in investment returns	(30)	351
Mark to market value movements on core borrowings	(164)	(795)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(11)	(84)
Effect of changes in economic assumptions	(10)	(910)
Costs of terminated AIA transaction	(377)	-
Gain on dilution of holding in PruHealth	3	-
Profit on sale and results of Taiwan agency business	-	91
Profit from continuing operations before tax (including actual investment returns)	3,107	1,743
Operating earnings per share*(ii)	106.9 p	88.8 p
Shareholders' equity, excluding non-controlling interests	18.2bn	15.3bn

	2010	2009
Dividends per share declared and paid in reporting period	20.17 p	19.20 p
Dividends per share relating to reporting period	23.85 p	19.85 p
Funds under management	£340bn	£290bn
Insurance Groups Directive capital surplus (as adjusted)*	£4.3bn	£3.4bn
(i) The Company has amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. The 2009 amounts have been amended accordingly. As explained overleaf and in Note C to the IFRS financial statements.

(ii) Operating earnings per share reflects operating profit based on longer-term investment returns after related tax and non-controlling interests but excludes in 2010 an exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities.

*	Basis of preparation

Results bases

With the exception of the adoption of IFRS 3 (Revised) on business combinations and associated amendments to other standards and the altered basis of presentation for Jackson's IFRS operating profit referred to below the basis of preparation of the statutory IFRS basis results and supplementary IFRS basis information is consistent with that applied for the 2009 results and financial statements.

The EEV basis results have been prepared in accordance with the European Embedded Value Principles issued by the CFO Forum of European Insurance Companies in May 2004. Life insurance products are, by their nature, long-term and the profit on this business is generated over a significant number of years. Accounting under IFRS alone does not, in Prudential's opinion, fully reflect the value of future profit streams. Prudential considers that embedded value reporting provides investors with a measure of the future profit streams of the Group's in-force long-term businesses and is a valuable supplement to statutory accounts. With the exception of the presentation of the new business results of the Japan life operation which ceased writing new business in February 2010 there has been no change to the basis of presentation of the EEV results from the 2009 results and financial statements.

Exchange translation - Actual Exchange Rate (AER) and Constant Exchange Rate (CER)
The comparative results have been prepared using previously reported exchange rates (AER basis) except where otherwise stated.

Operating profit based on longer-term investment returns
Consistent with previous reporting practice, the Group provides supplementary analysis of IFRS profit before tax attributable to shareholders and analyses its EEV basis results, so as to distinguish operating profit based on longer-term investment returns from other elements of total profit. On both the IFRS and EEV bases, operating earnings per share are calculated using operating profits based on longer-term investment returns, after related tax and non-controlling interests.

These profits exclude short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. The operating profit based on longer-term investment returns for 2010 also excludes the costs associated with the terminated AIA transaction and the gain arising upon the dilution of the Group's holding in PruHealth. Consistent with the prior year presentation, the effect of disposal and the results of the Taiwan agency business are shown separate from operating profit based on longer-term investment returns for 2009.

In 2010 the Company amended its presentation of IFRS operating profit for its US insurance operations to exclude the net equity hedge accounting effect of negative £367 million (2009: negative £159 million) relating principally to its variable annuity business and reclassified it as a short-term fluctuation. Prior year comparatives have been amended accordingly. This is a presentational change and it has no impact on the IFRS profit before tax or the IFRS shareholders' funds. The change also has no impact on our EEV financial statements.

Under the EEV basis, where additional profit and loss effects arise, operating profit based on longer-term investment returns also excludes the mark to market value movements on core borrowings and the effect of changes in economic assumptions.

After adjusting for related tax and non-controlling interests, the amounts excluded from operating profit based on longer-term investment returns are included in the calculation of basic earnings per share.

Insurance Groups Directive capital surplus (as adjusted)
The surpluses shown for 2010, which is estimated, and 2009 are before allowing for the final dividends for 2010 and 2009 respectively.

IFRS RESULTS

IFRS basis operating profit based on longer-term investment returns
		AER		CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
Insurance business
Long-term business:
Asia	536	416	29	451	19
US(a)	833	618	35	626	33
UK	673	606	11	606	11
Development expenses	(4)	(6)	33	(6)	33
Long-term business operating profit	2,038	1,634	25	1,677	22
UK general insurance commission	46	51	(10)	51	(10)
Asset management business:
M&G	284	238	19	238	19
Asia asset management	72	55	31	58	24
Curian	1	(6)	117	(6)	117
US broker-dealer and asset management	21	10	110	10	110
	2,462	1,982	24	2,028	21
Other income and expenditure	(450)	(395)	14	(396)	14
Solvency II implementation costs	(45)	-	100	-	100
Restructuring costs	(26)	(23)	13	(23)	13
Total IFRS basis operating profit based on longer-term investment returns(a)	1,941	1,564	24	1,609	21
(a) The Company has amended the presentation of IFRS operating profit for its US insurance operatives to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. 2009 amounts have been amended accordingly.

Group IFRS operating profit before tax based on longer-term investment returns after Solvency II implementation and restructuring costs was £1,941 million, an increase of 24 per cent on 2009.

In Asia, IFRS operating profit for long-term business increased by 29 per cent from £416 million in 2009 to £536 million in 2010, with the £416 million in 2009 being inclusive of a £63 million one-off credit relating to changes to the Malaysia reserving basis. Profits from in-force business grew by 20 per cent from £494 million in 2009 to £593 million in 2010 reflecting the continued build-up of the business in the region and the positive impact of currency fluctuations. New business strain of £56 million1 (2009: £72 million) was 3.7 per cent of APE new business sales, a significant improvement compared to last year (2009: 6.0 per cent1) demonstrating management's continued focus on capital efficient growth.

There was a continued strong performance across the Asian region. Hong Kong, Singapore, Malaysia and Indonesia accounted for 81 per cent or £434 million of operating profits (2009: £390 million, including the impact of the one-off credit recorded in Malaysia). Strong underlying improvements were reported in Indonesia with operating profits higher by 54 per cent to £157 million reflecting both the success of our product offering and the growing maturity of this business. Malaysia operating profits, excluding the one-off credit in 2009, were also higher by 49 per cent to £97 million reflecting the growing size of our book of business and the strong earnings profile of our health and protection business. The contribution to IFRS profits from the other Asian businesses is also improving. The closure of Japan to new business has substantially reduced the IFRS losses of this business and Taiwan saw an improvement in the year as it refocused on bancassurance business. Korea benefited from improved in-force profits in the period and Vietnam was up 43 per cent to £43 million. Changes to reserving bases in India and China contributed a £19 million one-off profit, with both countries showing improvement in their underlying results excluding this change.

1 Excluding Japan which ceased writing new business in 2010. IFRS new business strain including Japan was £57 million (2009: £78 million).

The US long-term business operating profit increased by 35 per cent from £618 million in 2009 to £833 million in 2010, reflecting strong growth in spread and fee income, up £195 million and £182 million respectively, as Jackson's policyholder liability balances grew.Jackson undertook various transactions in 2010 to more closely match the overall asset and liability duration. This contributed £108 million to operating profit in the period. These positive contributions to profits have been partially offset by increased costs and DAC amortisation primarily reflecting Jackson's growth.

Jackson's operating profit net of related DAC amortisation excludes the net equity hedge accounting effect of negative £367 million (2009: negative effect of £159 million) following a change in the presentation of operating profit based on longer-term investment returns. Jackson's hedging approach has always focused on optimising the economic outcome ahead of accounting results, which means we accept an element of variability in accounting outcomes in order to ensure we achieve the right economic result. We believe this presentational change, which reclassifies net equity hedge accounting effects as short-term fluctuations in investment returns, will ensure that Jackson's operating results better reflect its unchanged and continued focus on optimising economic value.

Accounting volatility previously arose within the reported IFRS operating profit due to the difference between the movement in the fair value of free standing derivatives within Jackson's equity hedging programme for annuity business and the movement in the accounting value of Jackson's liabilities for variable and fixed index annuity guarantees. Typically, under IFRS, reserves are not fair valued, which for the US variable annuities business produces a distorting accounting effect on the IFRS operating profit that is not representative of the true economics of Jackson's hedging programme. Jackson's economically based hedges are marked to market. As a result, when the marked to market value of the hedges changes, there are offsetting changes in the economic value of the hedged liabilities which are not reflected in our accounts. This is particularly relevant for the Guaranteed Minimum Death Benefit (GMDB) and the Guaranteed Minimum Withdrawal Benefit (GMWB) with 'for-life' features. This mismatch creates additional short-term volatility in our profit which does not reflect changes in the underlying economic position.

Over the long-term the impact of this accounting distortion should cumulatively net out to a broadly neutral effect, but in the short-term the impact to the IFRS total profit can be highly volatile. The recent growth in Jackson's variable annuity business has resulted in this short-term effect having a greater impact on our IFRS operating profit than in prior years. In the 2010 half year financial statements this accounting mis-match produced a positive contribution to the IFRS operating profit of £123 million for the first six months as compared to a negative contribution of £367 million for the full year.

In our UK business, total IFRS operating profit grew by nine per cent to £719 million in 2010 reflecting higher retail profits and the bulk annuity transaction agreed in the last quarter of 2010. Profit from UK general insurance commission decreased by £5 million to £46 million in 2010 in line with the decline in the in-force policy numbers as the business matures.

M&G's operating profit for 2010 was £284 million, an increase of 19 per cent from £238 million in 2009, primarily reflecting the continuation of exceptionally strong net inflows, including increased sales of higher margin equity products, and higher equity market levels. In 2010 M&G had net inflows of £9.1 billion, the second highest annual level of flows after 2009.

The Asian asset management operations reported operating profits of £72 million, up by 31 per cent from £55 million in 2009, driven by increased operating revenues as a result of higher funds under management (FUM). Strong net inflows for retail and institutional business of £1.8 billion together with positive market and currency movements have contributed to a 22 per cent increase in FUM (including internal funds) to £52 billion at the end of 2010.

The £55million increase in the charge for other income and expenditure to £450million primarily reflects an increase in interest payable on core structural borrowings.

 We incurred £45 million of Solvency II implementation costs in 2010..

IFRS basis results - Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver
				AER			CER
		2010			2009(i)			2009(i)

	Operating profit	Average liability	Margin(ii)	Operating profit	Average liability	Margin(ii)	Operating profit	Average liability	Margin(ii)
	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	1,013	53,858	188	753	51,000	148	762	49,735	153
Fee income	688	57,496	120	458	43,373	106	469	43,153	109
With-profits	342	89,693	38	310	84,063	37	311	83,964	37
Insurance margin	592			448			466
Margin on revenues	1,241			1,041			1,112
Expenses
Acquisition costs(iii)	(1,674)	3,492	(48)%	(1,487)	2,896	(51)%	(1,547)	2,947	(52)%
Administration expenses	(924)	111,354	(83)	(814)	94,373	(86)	(844)	92,888	(91)
DAC adjustments	518			614			628
Expected return on shareholder assets	242			248			250
Non-recurrent release of reserve for Malaysia Life	-			63			70
Operating profit	2,038			1,634			1,677
(i) The Company has amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short term fluctuations. 2009 amounts have been amended accordingly.
(ii) Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. Opening and closing policyholder liabilities have been used to derive an average balance for the period.
(iii) Acquisition cost ratio represents shareholder acquisition costs as a percentage of total APE, including Japan APE new business sales of £7 million (2009: £52 million).

Spread income has increased by £260 million to £1,013 million, an increase of 35 per cent. This is higher than the six per cent increase in average liabilities, leading to an increase in margin, from 148 bps in 2009 to 188 bps in 2010. The increase in spread income arises primarily in the US, where investment spread has increased by £168 million. This reflects transactions in the period to more closely match the overall asset and liability duration in 2010, with an overall impact of £108 million, as well as decreased crediting rates on fixed annuities.

Fee income have increased by £230 million to £688 million. This principally reflects improved equity market performance and net cash inflows into unit linked liabilities of £6.7 billion during 2010, equivalent to an increase on opening liabilities of 13 per cent. The increase in fee margin from 106 bps to 120 bps reflects a richer mix of the higher fee variable annuity business.

Insurance margin has increased £144 million to £592 million in 2010. This increase is driven by growth in the in-force book in Asia which has a relatively high proportion of risk-based products.

Margin on revenues principallycomprises amounts deducted from premiums to cover acquisition costs and administration expenses and has increased by 19 per cent from £1,041 million in 2009 to £1,241 million in 2010. This is driven by the growth of the business in Asia.

Acquisition costs have increased in absolute terms by £187 million to £1,674 million in 2010, but as percentage of APE new business sales they have fallen from 51 per cent in 2009 to 48 per cent in 2010. This is primarily due to Asia's continuing improvements to new business strain, and in the US a move away from up front commission to on-going asset based commission, which is treated as an administration expense.

Administration expenses have increased by £110 million to £924 million in 2010 reflecting the growth of the business in the year. Overall the margin in 2010 is 83 bps, lower than the prior year margin of 86 bps.The improvement in this margin reflects operational leverage benefits in Asia and UK cost savings which have more than offset the effect of the move towards asset based commission in the US as described above.

DAC adjustmentsrepresents the level of costs deferred in the year offset by amortisation in the period. The year-on-year movement reflects changes in business mix and, in part, the acceleration of DAC amortisation in US.

IFRS basis results - Analysis of asset management pre-tax IFRS operating profit based on longer-term investment returns
	2010
	M&G	Asia	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating income*	632	191	88	229	1,140
Operating profit based on longer-term investment returns	246	72	38	22	378
Average funds under management (FUM)**	£186.5bn	£47.2bn
Margin based on operating income**	34 bps	40 bps

Cost / income ratio***	63%	64%

	2009
	M&G	Asia	PruCap	US	Total
	£m	£m	£m	£m	£m
Operating income*	482	160	89	183	914
Operating profit based on longer-term investment returns	177	55	61	4	297
Average funds under management (FUM)**	£157.5bn	£39.6bn
Margin based on operating income**	31 bps	40 bps

Cost / income ratio***	65%	67%
* Operating income is net of commissions and includes performance related fees.
**Margin represents operating income as a proportion of the related funds under management (FUM). Opening and closing FUM have been used to derive the average.
***Cost /income ratio is calculated as cost as a percentage of income excluding performance-related fees.

M&G increased its asset management fee margin during the year from 31 bps in 2009 to 34 bps in 2010. This reflects increased sales of higher margin equity funds in the year.

Asia maintained its margin at 40 bps from 2009 to 2010. This is driven by an improvement in the retail margin following positive inflows into higher margin equity and bond funds, offset by a decline in institutional margin caused by net outflows of money market funds.

PruCap's operating profit fell during 2010 reflecting market conditions and higher funding costs.

The increase in US asset management operating income principally arises in PPMA reflecting increased performance fees and higher management fees.

IFRS basis profit after tax

	AER
	2010	2009
	£m	£m
Operating profit based on longer-term investment returns	1,941	1,564
Short-term fluctuations in investment returns:(i)
Insurance operations	(148)	7
IGD hedge costs	-	(235)
Other operations	25	105
	(123)	(123)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(10)	(74)
Costs of terminated AIA transaction	(377)	-
Gain on dilution of holding in PruHealth	30	-
Loss on sale and results of Taiwan agency business	-	(621)
Profit before tax from continuing operations attributable to shareholders	1,461	746
Tax charge attributable to shareholders' profit(ii)	(25)	(55)
Discontinued operations (net of tax)	-	(14)
Non-controlling interests	(5)	(1)
Profit for the year attributable to equity holders of the Company	1,431	676
(i) The Company has amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. 2009 amounts have been amended accordingly.
(ii) Tax charge attributable to shareholders' profit includes a credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities.

The total profit before tax from continuing operations attributable to shareholders was £1,461 million in 2010, compared with £746 million in 2009. The improvement reflects the increase in operating profit based on longer-term investment returns and the impact of one-off items. The profit in 2010 was reduced by the terminated AIA transaction costs of £377 million, whereas 2009 was adversely impacted by the £621 million loss recorded as part of the disposal of the Taiwan Agency business and IGD hedge costs of £235 million.

In calculating the IFRS operating profit, we use longer-term investment return assumptions rather than actual investment returns arising in the year. The difference between actual investment returns recorded in the income statement and longer-term returns is shown in the analysis of profits as short-term fluctuations in investment returns.

IFRS short-term fluctuations in investment returns

Short-term fluctuations in investment returns for our insurance operations of negative £148 million comprise positive £114 million for Asia, negative £378 million for US operations and positive £116 million in the UK.

The positive short-term fluctuations of £114 million for our Asian operations primarily reflect unrealised gains on the shareholder debt portfolio, as well as a £30 million unrealised gain on the Group's 8.66 per cent stake in China Life Insurance Company of Taiwan.

The negative short-term fluctuations of £378 million for our US operations principally arise on derivative and embedded derivative value movements. They include the negative net equity hedge accounting effect (net of related DAC amortisation) of £367 million (2009: negative £159 million). The strong rise in the S&P Index in the last quarter of 2010 resulted in fair value reductions in the free-standing derivatives backing the guarantees embedded in Jackson's variable and fixed index annuity products. As a substantial proportion of these guarantees are not fair valued for accounting purposes, there is no accounting offset to these losses. Other US short-term fluctuations were negative £11 million.

The positive short-term fluctuations of £116 million for our UK operations reflect principally value movements on fixed income assets backing the capital of the shareholder-backed annuity business, brought about by the falls in yields during 2010.

Short-term fluctuations for other operations were positive £25 million and mainly represent unrealised appreciation on Prudential Capital's debt securities portfolio offset by unrealised value movements on centrally held derivatives. The 2009 result included £235 million costs incurred in respect of the hedge temporarily put in place during the first quarter to protect the IGD capital position in exceptional market conditions.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of negative £10 million reflects the impact of assumption changes, being primarily a lower discount rate applied to the liabilities of the Scottish Amicable and M&G schemes, partially offset by actual asset returns being higher than the long-term rate assumed.

Costs of terminated AIA transaction

During the period the Group incurred pre-tax costs in relation to the AIA transaction of £377 million. This comprises the termination break fee of £153 million, the costs associated with foreign exchange hedging of £100 million, underwriting fees of £58 million and advisor and other fees totalling £66 million. After expected tax relief, the post tax cost is £284 million.

Gain on dilution of holding in PruHealth

On 1st August 2010, Discovery Holdings of South Africa, the Group's joint venture partner in its investment in PruHealth, completed the acquisition of the entire share capital of Standard Life Healthcare, a wholly - owned subsidiary of the Standard Life Group, for £138 million. Discovery funded the purchase of the Standard Life Healthcare transaction, and contributed Standard Life Healthcare to PruHealth as a capital investment on completion. As a result of the transaction , Discovery have increased their shareholding in PruHealth from the previous level of 50 per cent to 75 per cent, and Prudential's shareholding reduced from 50 per cent of the previous joint venture structure to 25 per cent of the new structure of the much enlarged business.

As a result of this dilution in holding and the consequential loss of control, PruHealth has been reclassified from a joint venture to an associate and the entity is no longer proportionally consolidated from the date of the transaction. In accordance with IAS 31 'Interests in joint ventures' a gain of £30 million arises upon the dilution, representing the difference between the fair value of the enlarged 25 per cent investment still held and the IFRS book value of the original 50 per cent investment holding.

Effective tax rates

The effective rate of tax on operating profits, based on longer-term investment returns, was 11 per cent (2009: 24 per cent). Adjusting the reported tax rate to exclude the exceptional tax credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities, the underlying tax rate on 2010 operating profits was 19 per cent. This is lower than 2009 primarily due to 2010 benefiting from revisions to prior period tax returns in the UK and an increase in the proportion of income in Asia which attracts lower tax. The effective rate of tax at the total IFRS profit level for continuing operations was two per cent (2009: seven per cent). Adjusting the rate in 2010 to exclude the exceptional tax credit of £158 million gives an underlying tax rate at the total IFRS profit level for 2010 of 13 per cent. In both 2009 and 2010, we have benefited from utilising carried forward tax losses for which no deferred tax asset had been previously recognised.

EEV RESULTS

EEV basis operating profit based on longer-term investment returns
	AER			CER
	2010	2009	Change	2009	Change
	£m	£m	%	£m	%
Insurance business
Asia	1,450	1,105	31	1,190	22
US	1,458	1,233	18	1,249	17
UK	936	870	8	870	8
Development expenses	(4)	(6)	33	(6)	33
Long-term business profit	3,840	3,202	20	3,303	16
UK general insurance commission	46	51	(10)	51	(10)
Asset management business:
M&G	284	238	19	238	19
Asia asset management	72	55	31	58	24
Curian	1	(6)	117	(6)	117
US broker dealer and asset management	21	10	110	10	110
	4,264	3,550	20	3,654	17
Other income and expenditure	(494)	(433)	14	(434)	14
Solvency II implementation costs	(46)	-	100	-	100
Restructuring costs	(28)	(27)	4	(27)	4
Total EEV basis operating profit	3,696	3,090	20	3,193	16

In 2010, Prudential Group's total EEV basis operating profit based on longer-term investment returns was £3,696 million, an increase of 20 per cent from the same period in 2009.

Long-term business profits generated by the Group increased by 20 per cent to £3,840 million. These profits comprise:
• New business profits1 of £2,028 million (2009: £1,619 million);
• In-force profits of £1,817 million (2009: £1,601 million); and
• Negative £5 million of other items including development expenses (2009: negative £18 million).

New business profits1 at £2,028 million, were 25 per cent higher than last year, reflecting both a 23 per cent increase in sales volumes as compared to 2009. This represents a one percentage point increase in the average Group new business APE profit margin from 57 per cent in 2009 to 58 per cent in 2010.

Strong new business APE profit margins were recorded across the Group. The margin for the Asian business was maintained at 60 per cent and the UK new business margin increased by 13 percentage points to 45 per cent, benefiting both from the bulk annuity buy-in agreement written in December and higher underlying margins on retail business. The US maintained much of the high margins achieved in 2009, with margins falling by eight percentage points to 65 per cent, due primarily to anticipated reductions in spread margins on fixed and fixed index annuities and the impact of lower assumed equity return assumptions on variable annuities.

The contribution to operating profit from in-force business increased by £216 million to £1,817 million. This includes a £71 million increase in the unwind discount and other expected returns from £1,421 million in 2009 to £1,492 million in 2010, principally reflecting the growing maturity of the Asian in-force book. In-force profit in 2010 also includes the effect of operating assumption changes, experience variances and other items which had an aggregate positive impact of £325 million (2009: positive impact of £180 million). Of this amount, £328 million arises in the US primarily reflecting positive mortality, persistency, expense and spread experience variances. The most significant of these relates to spread experience, contributing £158 million in 2010, arising principally from transactions undertaken in the year to more closely match the overall asset and liability duration, the effect of which is expected to persist in 2011, but at a reduced level.

1Excluding Japan which ceased writing new business in 2010.

Overall the impact of operating assumption changes, experience variances and other items on Asia was negative £24 million, with adverse expense and persistency changes being offset by positive mortality and morbidity amounts.

In the UK operating assumption changes, experience variances and other items had an overall impact of positive £21 million, which is not significant in the context of the size of this business.

Operating profit from the asset management business and other non-long term businesses increased to £424 million, up 22 per cent from £348 million in 2009.

Other income and expenditure totalled a net expense of £494 million compared with £433 million in 2009. The £61 million increase, principally reflects the higher interest payable on core structural borrowings.

EEV basis profit after tax and non-controlling interests

	AER
	2010	2009
	£m	£m
EEV basis operating profit based on longer-term investment returns	3,696	3,090
Short-term fluctuations in investment returns:
- Insurance operations	(55)	481
- IGD hedge costs	-	(235)
- Other operations	25	105
	(30)	351
Mark to market value movements on core borrowings	(164)	(795)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(11)	(84)
Effect of changes in economic assumptions	(10)	(910)
Costs of terminated AIA transaction	(377)	-
Gain on dilution of holding in PruHealth	3	-
Profit on sale and results of Taiwan agency business	-	91
Profit before tax from continuing operations	3,107	1,743
Tax charge attributable to shareholders' profit (i)	(530)	(481)
Discontinued operations (net of tax)	-	(14)
Non-controlling interests	(4)	(3)
Profit after non-controlling interests	2,573	1,245
(i) Tax charge attributable to shareholders' profit includes a credit of £158 million which primarily relates to the impact of a settlement agreed with the UK tax authorities.

Short-term fluctuations in investment returns

EEV operating profit is based on longer-term investment return assumptions rather than actual investment returns achieved. Short-term fluctuations represent the difference between the actual investment return and those assumed in arriving at the reported operating profit.

Short-term fluctuations in investment returns for insurance operations of negative £55million comprise a positive £287 million for Asia, negative £678million for our US operations and positive £336million in the UK.

For our Asian business, short-term fluctuations of positive £287million (2009: positive £437 million) primarily reflected the improvement in equity markets in 2010 and unrealised gains on the bond portfolio.

For our US business, short-term fluctuations in investment returns were negative £678million (2009: negative £401 million), principally reflecting a reduction in expected yields on assets as a result of derisking activities within the portfolio and higher hedging costs, partially offset by separate account return in 2010 of 14.5 per cent being higher than the long-term expected level of 6.8 per cent.

For our UK business, the short-term fluctuations in investment returns were positive £336million (2009: positive £445 million), principally due to the 2010 return on the investments of the with-profits life fund (covering policyholder liabilities and unallocated surplus) of positive 12.0 per cent being higher than the long-term assumed return of 6.7 per cent and to the unrealised gains arising on corporate bonds held as part of the annuity portfolio.

Mark-to-market movement on core borrowings

The mark-to-market movement on core borrowings was a negative £164 million, as credit spreads continued to narrow to more normal levels.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes on the EEV basis comprises the IFRS charge attributable to shareholders, and the shareholders' share of movements in the scheme assets and liabilities attributable to the PAC with-profits fund. On the EEV basis there was a charge of negative £11 million (2009: negative £84 million) which mainly reflects the impact of assumption changes, being primarily a lower discount rate to the liabilities of the Scottish Amicable and M&G schemes partially offset by actual asset returns being higher than the long-term rate assumed.

Effect of changes in economic assumptions

The effect of changes in economic assumptions of negative £10million comprises negative £71 million for Asia, negative £1 million for the US and positive £62 million for the UK.

In our Asian business, economic assumption changes were negative £71million mainly reflecting the impact of falls in interest rates and the derisking of the portfolios in Hong Kong and Singapore.

In our US business, economic assumption changes were negative £1million, with the fall in the separate account return being offset by the beneficial effect arising from the decrease in the risk discount rate following a reduction of 0.6 per cent in the US 10-year Treasury rate during the period.

In our UK business, economic assumption changes were positive £62million, where the impact of the lower risk discount rate more than offset the effect of lower expected long-term rates of return following a reduction in UK Gilt rates of 0.4 per cent during 2010.

Costs of terminated AIA transaction

As previously discussed, the Group incurred pre-tax costs of £377 million in 2010 (£284 million post tax) related to the terminated AIA transaction.

Gain on dilution of holding in PruHealth

As previously discussed, the Company's holding of PruHealth has been reduced from 50 per cent to 25 per cent, following the injection into PruHealth of Standard Life Healthcare by the Group's joint venture partner, Discovery Holdings of South Africa.

On an EEV basis, a gain of £3 million arises upon the dilution, representing the difference between the fair value of the enlarged investment still held and the embedded value of the original 50 per cent investment holding. From 1st August the Group's incorporates 25 per cent of PruHealth's new business sales, profits and EEV in-force results into its consolidated EEV financial results.

Effective tax rates

The fall in the total tax rate, excluding the impact of the exceptional tax credit, from 28 per cent in 2009 to 22 per cent in 2010 arises from the effect of the mark to market value movements on core borrowings. As noted above, these movements gave rise to a charge in the EEV income statement of £164 million in 2010 and £795 million in 2009. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability is established on the market value adjustments and therefore, in 2010 and 2009 no deferred tax credits were established. The underlying tax rate on profits excluding the mark to market value adjustment on core borrowings and the exceptional tax credit was 21 per cent in 2010 as against 19 per cent in 2009.

EARNINGS AND DIVIDEND PER SHARE

Earnings per share

	2010	2010	2009
	Excluding exceptional tax credit(i)	Including exceptional tax credit
	pence	pence	pence
Basic EPS based on operating profit after tax and non-controlling interests
IFRS (ii)	62.0	68.3	47.5
EEV	106.9	113.2	88.8

(i) The exceptional tax credit in 2010 relates to a £158 million credit which primarily relates to the impact of a settlement agreed with the UK tax authorities.
(ii) The Company has amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. 2009 amounts have been amended accordingly.

		2010	2009
		pence	pence
Basic EPS based on total profit after non-controlling interests
IFRS		56.7	27.0
EEV		101.9	49.8

Dividend per share

Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The second interim dividend of 13.56 pence per ordinary share for the year ended 31 December 2009 was paid to eligible shareholders on 27 May 2010 and the 2010 interim dividend of 6.61 pence per ordinary share was paid to eligible shareholders on 23 September 2010.

Following the Board's decision to rebase the dividend upwards and subject to shareholders' approval, the 2010 final dividend of 17.24 pence per ordinary share will be paid on 26 May 2011 in sterling to shareholders on the principal and Irish branch registers at 6.00 p.m BST on Friday, 1 April 2011 (the 'Record Date'), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 p.m Hong Kong time on the Record Date ('HK Shareholders'). Holders of US American Depositary Receipts ('US Shareholders') will be paid their dividends in US dollars on or about five days after the payment date of the dividend to shareholders on the principal register. The final dividend will be paid on or about 2 June 2011 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited ('CDP') at 5.00 p.m Singapore time on the Record Date ('SG Shareholders'). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at 4.00 p.m UK time on 8 March 2011. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$ will be determined by CDP. The dividend will distribute an estimated £439 million of shareholders' funds.

The scrip dividend is not being offered in respect of this dividend. In its place shareholders will be offered a Dividend Reinvestment Plan (DRIP).

The final dividend of 17.24 pence per share brings the total dividend for the reporting period to 23.85 pence per share, 4 pence per share (20 per cent) higher than the 2009 total dividend.

The Board will maintain its focus on delivering a growing dividend from this new higher base, which will continue to be determined after taking into account the Group's financial flexibility and our assessment of opportunities to generate attractive returns by investing in specific areas of the business. The Board believes that in the medium term a dividend cover of around two times is appropriate.

MOVEMENT ON SHAREHOLDERS' FUNDS

	IFRS		EEV
	2010	2009 (e)	2010	2009
		AER		AER
	£m	£m	£m	£m
Operating profit based on longer-term investment returns	1,941	1,564	3,696	3,090
Items excluded from operating profit	(480)	(818)	(589)	(1,347)
Total profit before tax	1,461	746	3,107	1,743
Exceptional tax credit	158	-	158	-
Tax, discontinued operations and non-controlling interests	(188)	(70)	(692)	(498)
Profit for the period	1,431	676	2,573	1,245
Exchange movements, net of related tax	251	(195)	693	(750)
Unrealised gains and losses on Jackson securities classified as available for sale(a)	478	1,043	-	-
Dividends	(511)	(481)	(511)	(481)
New share capital subscribed	75	141	75	141
Other	36	29	104	162
Net increase in shareholders' funds	1,760	1,213	2,934	317
Shareholders' funds at beginning of year	6,271	5,058	15,273	14,956
Shareholders' funds at end of year	8,031	6,271	18,207	15,273
Comprising
Long-term business
Free surplus (b)			2,748	2,065
Required capital			3,415	2,994
Net worth (c)			6,163	5,059
Value of in-force			12,051	10,283
Total			18,214	15,342
Other business (d)			(7)	(69)
Total (f)			18,207	15,273
(a) Net of related changes to deferred acquisition costs and tax.
(b) The increase in free surplus of £683 million from 2010 arises primarily from £1,284 million being generated by the long-term business, off-set by cash paid to the holding company and other items.
(c) The increase in net worth in the period principally reflects the free surplus generated in the period, offset by cash paid to the holding company, changes to required capital and other items.
(d) Shareholders' funds for other than long-term business of negative £7 million (2009: negative £69 million) comprises £1,787 million for asset management operations (2009: £1,659 million), including goodwill of £1,230 million (2009: £1,230 million), holding company net borrowings of £2,212 million (2009: £1,780 million) and net other shareholders' funds of £418 million (2009: £52 million).
(e) The Company has amended the presentation of IFRS operating profit for its US insurance operations to remove the net equity hedge accounting credit effect (incorporating related amortisation of deferred acquisition costs) and include it in short-term fluctuations. 2009 amounts have been amended accordingly.
(f)  EEV shareholders' funds excluding goodwill attributable to shareholders is £16,741 million (2009: £13,963 million).

IFRS

Statutory IFRS basis shareholders' funds at 31 December 2010 were £8.0 billion. This compares to the £6.3 billion at 31 December 2009, an increase of £1.7 billion, and equivalent to 28 per cent.

The movement reflects the profit for the year after tax and non-controlling interests of £1.4 billion, exchange translation gains of £0.3 billion, the improvement in the level of net unrealised gains on Jackson's debt securities of £0.5 billion from the position at 31 December 2009 and other items of £0.1 billion, offset by dividend payments of £0.5 billion.

EEV

On an EEV basis, which recognises the shareholders' interest in long-term business, shareholder funds at 31 December 2010 were £18.2 billion, an increase of £2.9 billion from the 2009 level, equivalent to 19 per cent. This increased level of shareholders' funds primarily reflects the profit after tax of £2.6billion, the positive effects of exchange movements of £0.7billion offset by the dividend payments of £0.5billion.

The shareholders' funds at 31 December relating to long-term business of £18.2billion comprise £7.4 billion (up 29 per cent from 2009) for our Asian long-term business operations, £4.8 billion (up 16 per cent from 2009) for our US long-term business operations and £6.0 billion (up 10 per cent from 2009) for our UK long-term business operations.

At 31 December 2010, the embedded value for our Asian long-term business operations was £7.4billion, with £6.0 billion (up 31per cent from 2009) being in the South East Asia countries of Indonesia, Malaysia, Philippines, Singapore, Thailand, Vietnam together with Hong Kong. For Prudential's other Asian markets, the embedded value was £1.4billion (up 21 per cent from 2009) in aggregate.

FREE SURPLUS AND HOLDING COMPANY CASH FLOW

Overview

The Group manages its internal cash flow by focusing on the free surplus generated by the life and asset management businesses as defined below and the percentage of net underlying free surplus that is remitted to the holding company as cash ('the remittance ratio'). The tables below set out the Group's free surplus generation for 2010, the holding company cash flow statement and a table showing the remittance ratio for each of the business operations.

Free surplus generation
Sources and uses of free surplus generation from the Group's insurance and asset management operations

Group free surplus at the end of the period comprises free surplus for the insurance businesses, representing the excess of the net worth over the required capital included in the EEV results, and IFRS net assets for the asset management businesses excluding goodwill. The free surplus generated during the period comprises the movement in this balance excluding foreign exchange, capital movements, and other reserve movements. Specifically, it includes amounts maturing from the in-force operations during the period less the investment in new business, the effect of market movements and other one-off items.

For asset management operations we have defined free surplus generation to be total post-tax IFRS profit for the period. Group free surplus generated also includes the general insurance commission earned during the period and excludes shareholders' other income and expenditure, and centrally arising restructuring and Solvency II implementation costs.

The total movement in free surplus net of tax in the year can be analysed as follows:
	AER
	2010	2009
	£m	£m
Free surplus generation
Expected in-force cash flows (including expected return on net assets)	2,139	1,914
Changes in operating assumptions and variances	220	175
Underlying free surplus generated in the period from in-force business	2,359	2,089
Market related items	(94)	(198)
Investment in new business:
Excluding Japan	(643)	(660)
Japan	(2)	(15)
Total investment in new business	(645)	(675)
Free surplus generated in the period from retained businesses	1,620	1,216
Effect of disposal and trading results of Taiwan agency business	-	987
Net cash remitted by the business units	(935)	(688)
Other movements and timing differences (1)	122	157
Total movement during the period	807	1,672
Free surplus at 1 January	2,531	859
Free surplus at 31 December	3,338	2,531
Comprised of:
Free surplus relating to long-term insurance business	2,748	2,065
Free surplus of other insurance business	33	37
IFRS net assets of asset management businesses excluding goodwill	557	429
Total free surplus	3,338	2,531

(1) Included within other movements and timing differences is £18 million arising on the acquisition of UOB.

During 2010 we generated total free surplus from the retained businesses of £1,620 million (2009: £1,216 million). Underlying free surplus generated from the in-force book increased 13 per cent from £2,089 million in 2009 to £2,359 million in 2010, principally reflecting the underlying growth of the portfolio, and positive changes in operating assumptions and variances of positive £220 million for our life businesses (2009: positive £175 million). These positive changes include positive £3 million in Asia (2009: negative £98 million), £26 million arising in the UK (2009: positive £158 million), £191 million in the US principally reflecting favourable spread experience (2009: positive £115 million).

Underlying free surplus generated has been used by our life businesses to invest in new business. Investment in new business1 has fallen by three per cent to £643 million in 2010. This compares to a 23 per cent increase in sales1 and a 25 per cent increase in new business profits1. The strong improvement in capital efficiency is primarily the result of continuing the active management of the product and geographical mix of the new business sold, in line with the Group's disciplined approach to capital conservation and cash optimisation.

Market related movements have improved from negative £198 million in 2009 to negative £94 million in 2010, of which negative £192 million relates to the US principally reflecting investment returns on variable annuity business and related hedging activity. In addition, negative £74 million relates to the UK and is offset by positive £146 million relating to Asia principally related to favourable equity markets during 2010 and positive £26 million relating to our asset management businesses.

1Excludes Japan which ceased writing new business in 2010.

Value created through investment in new business by life operations

	2010
	Asian operations			US operations	UK insurance operations	Group total excluding Japan	Group total including Japan
	Excluding Japan	Japan	Total
	£m	£m	£m	£m	£m	£m	£m
Free surplus invested in new business	(278)	(2)	(280)	(300)	(65)	(643)	(645)
Increase in required capital	84	-	84	270	107	461	461
Net worth invested in new business	(194)	(2)	(196)	(30)	42	(182)	(184)
Value of in-force created by new business	866	1	867	525	224	1,615	1,616
Post tax new business profit for the year	672	(1)	671	495	266	1,433	1,432
Tax	230	-	230	266	99	595	595
Pre-tax new business profit for the year	902	(1)	901	761	365	2,028	2,027

New business sales (APE)	1,501		1,508	1,164	820
New business margins (% APE)	60%		60%	65%	45%
Internal rate of return*	>20%		>20%	>20%	>20%

	AER
	2009
	Asian operations			US operations	UK insurance operations	Group total excluding Japan	Group total including Japan
	Excluding Japan	Japan	Total
	£m	£m	£m	£m	£m	£m	£m
Free surplus invested in new business	(231)	(15)	(246)	(326)	(103)	(660)	(675)
Increase in required capital	69	-	69	300	82	451	451
Net worth invested in new business	(162)	(15)	(177)	(26)	(21)	(209)	(224)
Value of in-force created by new business	707	3	710	458	187	1,352	1,355
Post tax new business profit for the year	545	(12)	533	432	166	1,143	1,131
Tax	180	-	180	232	64	476	476
Pre-tax new business profit for the year	725	(12)	713	664	230	1,619	1,607

New business sales (APE)	1,209		1,261	912	723
New business margins (% APE)	60%		57%	73%	32%
Internal rate of return*	>20%		>20%	>20%	>15%

	CER
	2009
	Asian operations			US operations	UK insurance operations	Group total excluding Japan	Group total including Japan
	Excluding Japan	Japan	Total
	£m	£m	£m	£m	£m	£m	£m
Free surplus invested in new business	(245)	(16)	(261)	(330)	(103)	(678)	(694)
Increase in required capital	75	-	75	304	82	461	461
Net worth invested in new business	(170)	(16)	(186)	(26)	(21)	(217)	(233)
Value of in-force created by new business	759	3	762	464	187	1,410	1,413
Post tax new business profit for the year	589	(13)	576	438	166	1,193	1,180
Tax	194	-	194	235	64	493	493
Pre-tax new business profit for the year	783	(13)	770	673	230	1,686	1,673

New business sales (APE)	1,300		1,356	924	723
New business margins (% APE)	60%		57%	73%	32%
Internal rate of return*	>20%		>20%	>20%	>15%

* The internal rate of return is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the lifetime of the business written in shareholder-backed life funds is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is equal to the amount required to pay acquisition costs and set up statutory reserves less premiums received, plus required capital. The impact of the time value of options and guarantees is included in the calculation.

Overall, the Group wrote £3,485 million of sales on an APE basis1 in 2010 (2009: £2,844 million) generating a post-tax new business contribution to embedded value of £1,433 million (2009: £1,143 million). To support these sales, we invested £643 million of capital (2009: £660 million). By focusing on sales of products and in geographies which are less capital intensive, the Group has increased the amount of post-tax new business profit contribution1 to embedded value per £1 million of free surplus invested by 29 per cent to £2.2 million (2009: £1.7 million).  We estimate the Group's internal rate of return for the 12 months ended 31 December 2010 to be greater than 20 per cent. The amount of capital invested covers both new business strain, including commissions, of £182 million (2009: £209 million) and the required capital of £461 million (2009: £451 million). Management will continue to focus on capital preservation and investment in those areas which add most value to the Group.

In Asia, investment in new business1 was £278 million, which was up 20 per cent compared to 2009 (£231 million). This compares to a 24 per cent increase in new business sales (APE). For each £1 million of free surplus invested we generated £2.4 million of post-tax new business contribution to embedded value broadly consistent with 2009, excluding Japan (2009: £2.4 million)1. The average free surplus undiscounted payback period for business written in the 12 months to 31 December 2010 was three years (2009: three years).

In the US, investment in new business was £300 million, eight per cent lower than 2009 (£326 million) and considerably lower than the 28 per cent increase in APE new business sales. For each £1 million of free surplus invested we generated £1.7 million of post-tax new business contribution to embedded value (2009: £1.3 million). This higher return reflects a change in business mix with a higher proportion of variable annuity business and a reduced proportion of more capital intensive fixed annuities.  The average free surplus undiscounted payback period for business written in the 12 months to 31 December 2010 was one year (2009: two years).

In the UK, investment in new business decreased by 37 per cent from £103 million in 2009 to £65 million in 2010. This decrease compares with a 13 per cent increase in APE new business sales in the period. For each £1 million of free surplus invested we generated £4.1 million of post-tax new business contribution to embedded value (2009: £1.6 million). This increase reflects the UK's disciplined approach to pricing which has led to higher retail margins across the product range in 2010. It is also improved by the large bulk annuity transaction undertaken in 2010, the size of which may not be repeated in future years. The average free surplus undiscounted payback period for shareholder-backed business written in the 12 months to 31 December 2010 was four years (2009: five years).

1Excludes Japan which ceased writing new business in 2010.

Expected transfer of value of in-force (VIF) and required capital business to free surplus

The preceding tables focused on actual free surplus in the year from the in-force book of business and the level of investment in new business. The tables below show how the VIF generated by the in-force long-term business and the associated required capital is modelled as emerging into free surplus over future years. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities.

In addition to showing the amounts, both discounted and undiscounted, expected to be generated from all in-force business at 31 December 2010, the tables also present the expected future free surplus to be generated from the investment made in new business during 2010.
	2010
	Undiscounted expected generation from all in-force business at 31 December*				Undiscounted expected generation from 2010 long-term new business written*
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2011	635	852	436	1,923	93	313	21	427
2012	598	546	407	1,551	106	134	28	268
2013	573	490	516	1,579	132	85	27	244
2014	558	440	451	1,449	99	(18)	24	105
2015	554	449	443	1,446	91	97	26	214
2016	554	380	433	1,367	78	72	28	178
2017	541	371	432	1,344	79	56	26	161
2018	521	349	428	1,298	80	89	25	194
2019	495	288	424	1,207	79	73	26	178
2020	478	274	416	1,168	74	63	37	174
2021	468	255	409	1,132	73	59	24	156
2022	461	216	405	1,082	68	49	24	141
2023	446	178	406	1,030	69	38	25	132
2024	439	162	401	1,002	67	32	24	123
2025	429	138	393	960	65	27	24	116
2026	438	123	383	944	62	23	24	109
2027	433	113	375	921	64	19	24	107
2028	425	106	368	899	61	17	25	103
2029	422	88	361	871	64	14	24	102
2030	416	84	350	850	57	9	26	92
2031-2035	2,040	303	1,445	3,788	303	27	115	445
2036-2040	1,992	171	1,040	3,203	271	4	118	393
2041-2045	2,007	-	510	2,517	269	-	75	344
2046-2050	2,021	-	301	2,322	279	-	50	329
2050+	10,453	-	344	10,797	1,997	-	41	2,038
Total	28,397	6,376	11,877	46,650	4,680	1,282	911	6,873
*The analysis excludes amounts incorporated into VIF at 31 December 2010 where there is no definitive timeframe for when the payments will be made. In particular it excludes the value of the shareholders' interest in the estate. All amounts have been translated at year end exchange rates.

The above amounts can be reconciled to the new 2010 business amounts as follows:

2010 New business	Asia +	US	UK	Total
	£m	£m	£m	£m
Undiscounted expected free surplus generation	4,680	1,282	911	6,873
Less: discount effect	(3,713)	(434)	(582)	(4,729)
Discounted expected free surplus generation	967	848	329	2,144
Less: Free surplus investment in new business	(280)	(300)	(65)	(645)
Other items**	(16)	(53)	2	(67)
Post tax EEV new business profit	671	495	266	1,432
Tax	230	266	99	595
Pre tax EEV new business profit	901	761	365	2,027

** Other items represents the impact of the time value of options and guarantees on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and expected free surplus generation uses year end closing rates.
+ Includes Japan.

The equivalent discounted amounts of the totals shown in the table on the preceding are outlined below:

	2010
	Discounted expected generation from all in-force business at 31 December				Discounted expected generation from long-term 2010 new business written
	Asia	US	UK	Total	Asia	US	UK	Total
Expected period of emergence	£m	£m	£m	£m	£m	£m	£m	£m
2011	575	800	403	1,778	88	292	18	398
2012	510	481	348	1,339	91	116	24	231
2013	444	408	405	1,257	101	68	22	191
2014	405	344	333	1,082	70	(13)	18	75
2015	370	325	303	998	59	68	19	146
2016	343	258	274	875	47	48	19	114
2017	310	237	255	802	44	35	16	95
2018	280	207	234	721	41	50	15	106
2019	249	161	215	625	38	39	14	91
2020	225	144	195	564	33	31	19	83
2021	207	125	177	509	30	27	12	69
2022	190	99	163	452	27	21	11	59
2023	170	78	151	399	25	15	11	51
2024	157	66	138	361	22	11	9	42
2025	142	53	126	321	19	9	9	37
2026	139	45	113	297	19	7	8	34
2027	128	40	102	270	18	6	8	32
2028	117	35	93	245	16	5	7	28
2029	108	28	84	220	15	4	7	26
2030	99	25	76	200	12	2	7	21
2031-2035	400	79	240	719	53	5	25	83
2036-2040	275	40	109	424	35	2	18	55
2041-2045	195	-	29	224	24	-	8	32
2046-2050	139	-	11	150	18	-	4	22
2050+	152	-	6	158	22	-	1	23
Total	6,329	4,078	4,583	14,990	967	848	329	2,144

The above amounts can be reconciled to the Group's financial statements as follows:

Total
£m
Discounted expected generation from all in-force business at 31 December 2010	14,990
Add: Free surplus of life operations held at 31 December 2010	2,748
Less: Time value of options and guarantees	(369)
Other non-modelled items*	845
Total EEV of life operations	18,214

*These relate to items where there is no definitive timeframe for when the payments will be made and are, consequently, excluded from the amounts incorporated into the tables above showing the expected generation of free surplus from in-force business at 31 December 2010. In particular it excludes the value of the shareholders' interest in the estate.

In recent years, our strategic focus on capital conservation and value optimisation has enabled us to transform the free surplus generation profile of the Group. The undiscounted in-force free surplus generation ability of the Group is now significant, with all businesses contributing material amounts.

Our disciplined approach to writing low strain, high return, short payback new business, produces an expected free surplus generation profile with sizeable free surplus releases in the early years, thereby ensuring that the initial investment is paid-back quickly and incremental profits are earned thereafter.

The combination of the long-term business in-force releases depicted in the above tables, coupled with asset management profits, returns on excess assets together with the impact of future new business, re-enforces our confidence that we remain on track to deliver a cumulative net free surplus after new business investment of £6.5 billion in the 2010 to 2013 period.

Holding company cash flow
We continue to manage cash flows across the Group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the progressive dividend (after corporate costs) and maximising value for shareholders through the retention and the reinvestment of the free surplus generated at business unit level in the particularly profitable opportunities available to the Group given its established position in key life insurance markets. On this basis, the holding company cash flow statement at an operating level should ordinarily balance close to zero before exceptional cash flows, but from time to time additional remittances from business operations will be made to provide the Group with greater financial flexibility at the corporate centre.

	2010	2009
	£m	£m
Net cash remitted by business units:
UK Life fund paid to Group	202	284
Shareholder-backed business:
Other UK paid to Group	275	189
Group invested in UK	(57)	(39)
Total shareholder-backed business	218	150
UK net	420	434
US paid to Group	80	39
Group invested in US	-	-
US net	80	39
Asia paid to Group
Long-term business	330	181
Other operations	33	46
	363	227
Group invested in Asia
Long-term business	(63)	(101)
Other operations	(67)	(86)
	(130)	(187)
Asia net	233	40
M&G paid to Group	150	93
PruCap paid to Group	52	82
Net remittances to Group from Business Units	935	688
Net interest paid	(231)	(214)
Tax received	185	71
Corporate activities	(146)	(163)
Solvency II costs	(34)	-
Total central outflows	(226)	(306)
Operating holding company* cash flow before dividend	709	382
Dividend paid net of scrip	(449)	(344)
Operating holding company* cash flow after dividend	260	38
Exceptional Items:
Cash flow arising from sale of Taiwan agency business	-	(125)
Acquisition of UOB Life and related distribution agreements	(276)	-
Costs of terminated AIA transaction	(377)	-
IGD hedge costs	-	(235)
Bank loan reorganisation	120	-
Other cash movements:
Issue of hybrid debt, net of costs	-	822
Repayment of maturing debt	-	(249)
Receipts arising from foreign exchange movements on US$ hedging instruments	-	60
Total holding company cash flow	(273)	311
Cash and short term investments at beginning of period	1,486	1,165
Foreign exchange movements	19	10
Cash and short term investments at end of period	1,232	1,486
* Including central finance subsidiaries.

Operating holding company cash flow for 2010 before the shareholder dividend was £709 million, £327 million higher than 2009. After deducting the shareholder dividend paid net of scrip, the operating holding company cash flow was positive £260 million (2009: £38 million).

Cash remittances as a percentage of free surplus

As previously highlighted, the Group focuses on the generation of free surplus by each of the Group's business units and then balances cash remittances from these units between financing new business growth, managing market shocks and covering the Group's central outgoings, including the shareholder dividend. The following table highlights this balance by comparing the 2010 net underlying free surplus generated with the net amounts that have been remitted by each of our underlying business operations.

Remittance ratio analysis
	2010			2009
	Net remittance to Group	Net underlying free surplus (i)	Remittance ratio	Net Remittance to Group	Net underlying free surplus (i)	Remittance ratio
	£m	£m	%	£m	£m	%
Asia	233	383	61	40	161	25
US	80	627	13	39	516	8
UK	420	497	85	434	562	77
M&G (including PruCap)	202	207	98	175	175	100
Total	935	1,714	55	688	1,414	49
(i) Underlying free surplus generated in the period from in-force business less investment in new business.

The holding company received £935 million of net cash remittances from the business units in 2010, an increase of £247 million from 2009. Overall net remittances as a percentage of net underlying free surplus increased from 49 per cent in 2009 to 55 per cent in 2010. In line with the Group's strategy the highest remittance ratios are from the UK businesses. The UK insurance operations remitted £420 million in 2010 (2009: £434 million), equivalent to 85 per cent of net underlying free surplus. Contributions from UK with-profits were lower reflecting the bonus reductions effected at the start of 2009, resulting in a lower share for shareholders in that year and lower remittances in 2010. Net remittances from our shareholder-backed businesses were £218 million, an increase of £68 million from 2009. M&G and PruCap collectively remitted £202 million in 2010 (2009: £175 million) equivalent to 98 per cent of net underlying free surplus.

Asia remitted net cash of £233 million in 2010, an increase of £193 million from the net £40 million remitted in 2009. This includes a one-off remittance of £130 million from Malaysia, representing the accumulation of historic distributable reserves. Total injections in 2010 were £130 million; £57 million lower than the £187 million paid in 2009. This primarily reflects the injection made into Taiwan in 2009 to facilitate the required restructuring after the sale of the agency business in that year.

Cash received from Jackson was £80 million in 2010, £41 million higher than the £39 million remitted in 2009. This is equivalent to a modest proportion of net underlying free surplus generated, reflecting our decision to retain free surplus in the business, in order to provide the capital to capture the attractive new business returns created by the market dislocation and to rebuild the capital buffers of this business following the 2008/2009 financial crisis. From 2011, it is planned that Jackson will increase the level of remittances to the Group.

Central outflows improved by £80 million to £226 million in 2010 (2009: £306 million). Lower corporate costs and higher tax receipts in 2010 more than offset increased net interest payments, following the additional debt raised in 2009, and Solvency II project spend.

Following a settlement reached with the UK tax authorities in relation to matters arising principally in 2001 to 2008, £266 million in exceptional tax outflows are expected to be made over the period from 2011 to 2013. We anticipate that half will be paid in 2011 and the remainder split evenly over 2012 and 2013.

After central costs, there was a net cash inflow before dividend of £709 million in 2010 compared to £382 million for 2009. The dividend paid net of scrip, was £449 million in 2010 compared to £344 million in 2009. The take-up of scrip dividends in 2010 was £62 million compared to £137 million for 2009.

In 2010, central cash resources funded the acquisition of UOB Life and related distribution agreements. In addition, £377 million relating to costs associated with the terminated AIA transaction were also funded from our central resources. Offsetting these outflows were net funds received of £120 million following bank loan reorganisation.

As a result of the transactions above, together with a £19 million foreign exchange revaluation gain, the overall holding company cash and short-term investment balances at 31 December 2010 decreased by £254 million to £1.2 billion from the £1.5 billion at 31 December 2009.

BALANCE SHEET

Summary
	AER
	2010	2009
	£m	£m
Goodwill attributable to shareholders	1,466	1,310
Investments	239,297	208,722
Holding company cash and short-term investments	1,232	1,486
Other	18,811	16,236
Total assets	260,806	227,754
Less: Liabilities
Policyholder liabilities	214,727	186,398
Unallocated surplus of with-profits funds	10,253	10,019
	224,980	196,417
Less: Shareholders' accrued interest in the long-term business	(10,176)	(9,002)
	214,804	187,415
Core structural borrowings of shareholders' financed operations (IFRS book value basis)	3,676	3,394
Other liabilities including non-controlling interest	24,119	21,672
Total liabilities and non-controlling interest	242,599	212,481
EEV basis net assets	18,207	15,273

Share capital and premium	1,983	1,970
IFRS basis shareholders' reserves	6,048	4,301
IFRS basis shareholders' equity	8,031	6,271
Additional EEV basis retained profit	10,176	9,002
EEV basis shareholders' equity (excluding non-controlling interest)	18,207	15,273

The following sections focus on key areas of interest in the balance sheet.

Investments

	2010				2009
	Participating funds	Unit-linked and variable annuities	Shareholder-backed	Total Group	Total Group
	£m	£m	£m	£m	£m
Debt securities	53,261	9,054	54,037	116,352	101,751
Equity	31,371	54,274	990	86,635	69,354
Property investments	8,993	745	1,509	11,247	10,905
Commercial mortgage loans	256	-	4,693	4,949	4,634
Other loans	1,888	-	2,424	4,312	4,120
Deposits	7,272	749	1,931	9,952	12,820
Other investments(a)	3,887	131	1,832	5,850	5,138
Total	106,928	64,953	67,416	239,297	208,722
(a) Including £71 million of investments, including PruHealth from 1 August 2010, accounted for using the equity method (2009: £6 million).

Total investments held by the Group at 31 December 2010 were £239 billion, of which £107 billion were held by participating funds, £65 billion by unit-linked funds and £67 billion by shareholder-backed operations. Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

Of the £ 67 billion investments related to shareholder-backed operations, £6 billion was held by Asia long-term business, £32 billion by Jackson and £26 billion by the UK long-term business respectively. In addition £3 billion is held by our asset management and other operations.

The investments held by the shareholder-backed operations are predominantly debt securities, totalling £54 billion, £4 billion, £26 billion and £22 billion for Asia, the US and the UK long-term businesses respectively, of which 84 per cent, 95 per cent and 98 per cent are rated, either externally or internally, as investment grade.
In addition £2 billion of debt securities was held by asset management and other operations, substantially all of which was managed by Prudential Capital.

Policyholder liabilities and unallocated surplus of with-profits funds
					AER
	2010				2009
	Asia	US	UK	Total	Total
	£m	£m	£m	£m	£m
Shareholder-backed business
At 1 January	13,050	48,311	38,700	100,061	92,189
Premiums	3,270	11,735	4,579	19,584	15,757
Surrenders	(1,800)	(3,598)	(1,326)	(6,724)	(5,672)
Maturities/Deaths	(172)	(769)	(2,224)	(3,165)	(2,914)
Net flows	1,298	7,368	1,029	9,695	7,171
Investment related items and other movements	1,523	3,464	4,289	9,276	10,820
Assumption changes	19	-	(46)	(27)	(113)
Acquisition of UOB Life Assurance Limited	464	-	-	464	-
Dilution of holding in PruHealth	-	-	(27)	(27)
Disposal of Taiwan agency business	-	-	-	-	(3,508)
Foreign exchange translation difference	1,362	1,380	(1)	2,741	(6,498)
At 31 December	17,716	60,523	43,944	122,183	100,061
With-profits funds
- Policyholder liabilities				92,544	86,337
- Unallocated surplus				10,253	10,019
Total at 31 December				102,797	96,356

Total policyholder liabilities including unallocated surplus at 31 December				224,980	196,417

Policyholder liabilities related to shareholder-backed business grew by £22.1 billion from £100.1 billion at 31 December 2009 to £122.2 billion at 31 December 2010.

The increase reflects positive net flows (premiums less surrenders and maturities/deaths) of £9.7 billion in 2010 (2009: £7.2 billion), driven by strong inflows in the US (£7.4 billion) and Asia (£1.3 billion) and the £0.9 billion bulk annuity transaction in the UK. Positive investment-related and other items of £9.3 billion (2009: £10.8 billion) also contributed to the growth following improvements in the bond and equity markets during the year.

Other movements include foreign exchange movements of positive £2.7 billion (2009: negative £6.5 billion) and an increase following the acquisition of UOB Life of £464 million.

During 2010, the unallocated surplus, which represents the excess of assets over policyholder liabilities for the Group's with-profit funds on a statutory basis, increased two per cent in 2010 to £10.3 billion.

Fair valuation of guarantees attaching to Jackson's variable annuity business

The IFRS accounting for guarantees on US variable annuity contracts has a mixed measurement approach. GMWB 'not for life' contract features are fair valued under IAS 39 and FAS 157 with a capping feature to prevent early anticipation of expected fees for guarantees. However, the GMDB and GMWB 'for life' blocks of business are accounted for under grandfathered US GAAP which does not, and is not intended to, fair value the liabilities.

If we had fair valued the GMDB and GMWB 'for life' guarantees as if they were embedded derivatives but restricted or capped the recognition of future fees in line with IFRS, the liabilities at 31 December 2010 would have been higher by some £650 million and £50 million, respectively. After offsetting related adjustments to DAC amortisation and deferred tax, the net effect would have been a reduction in shareholders' equity of approximately £150 million.

If the liabilities were re-measured to fair value them using IAS 39 and FAS 157 principles, but with the removal of the fee capping feature, so as to include the full value of future expected fees for guarantees, the change in liability from the IFRS accounting value would be favourable by some £100 million. After offsetting related adjustments to DAC amortisation on the respective GMDB and GMWB components of the change, and for deferred tax, the net effect would be an increase in shareholders' equity, which is also estimated to be approximately £100 million.

Shareholders' net borrowings and ratings

Shareholders' net borrowings at 31 December 2010:
					AER
	2010			2009
	IFRS basis	Mark to market value	EEV basis	IFRS basis	Mark to market value	EEV basis
	£m	£m	£m	£m	£m	£m
Perpetual subordinated
Capital securities (Innovative Tier 1)	1,463	28	1,491	1,422	(71)	1,351
Subordinated notes (Lower Tier 2)	1,255	117	1,372	1,269	103	1,372
	2,718	145	2,863	2,691	32	2,723
Senior debt
2023	300	33	333	300	8	308
2029	249	(1)	248	249	(14)	235
Holding company total	3,267	177	3,444	3,240	26	3,266
Prudential Capital	250	-	250	-	-	-
Jackson surplus notes (Lower Tier 2)	159	13	172	154	4	158
Total	3,676	190	3,866	3,394	30	3,424
Less: Holding company cash and short-term investments	(1,232)	-	(1,232)	(1,486)	-	(1,486)
Net core structural borrowings of shareholder-financed operations	2,444	190	2,634	1,908	30	1,938

The Group's core structural borrowings at 31 December 2010 totalled £3.7 billion on an IFRS basis, compared with £3.4 billion at 31 December 2009. The movement of £0.3 billion mainly reflects the addition of a £250 million bank funding facility in the period following activities to reorganise certain bank loans in the period.

After adjusting for holding company cash and short-term investments of £1.2 billion, net core structural borrowings at 31 December 2010 were £2.4 billion compared with £1.9 billion at 31 December 2009. The movement of £0.5 billion includes positive operating cash flows of £0.3 billion, the movement in borrowings of £0.3 billion mentioned above and the use of £0.7 billion of central resources to fund the acquisition of UOB Life and related distribution agreements and the terminated AIA transaction costs.

In January 2011, the Company issued US $550 million 7.75 per cent Tier 1 subordinated debt, primarily to retail investors. The proceeds, net of costs, were US $539 million and are intended to finance the repayment of the €500 million Tier 2 subordinated notes in December 2011.

The Group operates a central treasury function, which has overall responsibility for managing our capital funding programme as well as our central cash and liquidity positions.

In addition to our core structural borrowings set out above, we also have in place an unlimited global commercial paper programme. As at 31 December 2010, we had issued commercial paper under this programme totalling £127 million, US$2,350 million, EUR 743 million and CHF 50 million. The central treasury function also manages our £5,000 million medium-term note (MTN) programme, covering both core and non-core borrowings. During January 2010, we raised non-core borrowings of £250 million from this programme. In April and October 2010 we refinanced an existing internal £200 million issue under the same programme. In total, at 31 December 2010 the outstanding subordinated debt under the programme was £835 million, US$750 million and EUR 520 million, while the senior debt outstanding was £450 million. In addition, our holding company has access to £2.1 billion of syndicated and bilateral committed revolving credit facilities, provided by 17 major international banks, expiring between 2011 and 2015. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2010. The commercial paper programme, the MTN programme and the committed revolving credit facilities are all available for general corporate purposes and to support the liquidity needs of our holding company and are intended to maintain a strong and flexible funding capacity.

We manage the Group's core debt within a target level consistent with our current debt ratings. At 31 December 2010, the gearing ratio (debt, net of cash and short-term investments, as a proportion of EEV shareholders' funds plus debt) was 11.8 per cent, compared with 11.1 per cent at 31 December 2009. Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. Prudential's long-term senior debt is rated A+, A2 (negative outlook) and A from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P-1 and F1 respectively.
The financial strength of PAC is rated AA by Standard & Poor's, Aa2 (negative outlook) by Moody's and AA by Fitch.

Jackson National Life's financial strength is rated AA by Standard & Poor's, A1 (negative outlook) by Moody's and AA by Fitch.

Financial position on defined benefit pension schemes

The Group currently operates three defined benefit schemes in the UK, of which by far the largest is the Prudential Staff Pension Scheme (PSPS) and two smaller schemes, Scottish Amicable (SAPS) and M&G.

Defined benefit schemes in the UK are generally required to be subject to a full actuarial valuation every three years, in order to assess the appropriate level of funding for schemes in relation to their commitments. The valuations of PSPS as at 5 April 2008 and SAPS as at 31 March 2008 were finalised in the second quarter of 2009. The valuation of the M&G pension scheme as at 31 December 2008 was finalised in January 2010. The valuation of PSPS demonstrated the scheme to be 106 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's funding objective. No formal deficit plan was required. However, in recognition of the fall in value of the Scheme's investments between 5 April 2008 and the completion of the actuarial valuation, additional funding akin to deficit funding was agreed by the Trustees. This is subject to reassessment when the next valuation is completed. The total contributions being currently made by the Group into the scheme, representing the annual accrual cost and deficit funding, are £50 million per annum. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations.

The actuarial valuation of SAPS as at 31 March 2008 demonstrated the scheme to be 91 per cent funded, representing a deficit of £38 million. Based on this valuation and subsequent agreements with the Trustees, £13.1 million per annum of deficit funding is currently being paid into the scheme. The next triennial valuations for the PSPS and SAPS schemes are scheduled to take place as at 5 April 2011 and 31 March 2011 respectively.

The actuarial valuation of the M&G pension scheme as at 31 December 2008 demonstrated the scheme to be 76 per cent funded, representing a deficit of £51 million. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period have been agreed with £14.1 million being paid in each of 2010 and 2011 and £9.3 million per annum for the subsequent three years.

The valuation basis under IAS 19 for the Group financial statements differs markedly from the full triennial actuarial valuation basis. In particular, reflecting the trust deed provisions over distributions, the net underlying surplus of £421 million for PSPS is not recognised. As at 31 December 2010, on the Group IFRS statement of financial position, the shareholders' share of the liabilities for these UK schemes amounted to a £83 million liability net of related tax relief. The total share attributable to the PAC with-profits fund amounted to a liability of £99 million net of related tax relief.

Changes to Group holdings during the period

During 2010 we completed the acquisition of UOB Life for total cash consideration, of SGD 495 million (£220 million), giving rise to goodwill of £141 million. This acquisition accompanied a long-term strategic partnership with UOB facilitating distribution of Prudential's life insurance products through UOB's bank branches in Singapore, Indonesia and Thailand.

We also announced the acquisition of Standard Life Healthcare by our PruHealth joint venture partner Discovery and its combination with the existing PruHealth business. This led to a reduction in our shareholding in the enlarged combined businesses from 50 per cent to 25 per cent effective from 1 August, the date of the acquisition. The effects on our EEV and IFRS accounting are as previously set out in this review.

Financial instruments

The Group is exposed to financial risk through its financial assets, financial liabilities, and policyholder liabilities. The key financial risk factors that affect the Group include market risk, credit risk and liquidity risk. Information on the Group's exposure to financial risk factors, and our financial risk management objectives and policies, is provided both in our Risk and Capital Management section of the Business Review and the financial statements. Further information on the sensitivity of the Group's financial instruments to market risk and its use of derivatives is also provided in the financial statements.

RISK AND CAPITAL MANAGEMENT

As a provider of financial services, including insurance, the management of risk lies at the heart of our business. As a result, effective risk management capabilities represent a key source of competitive advantage for our Group.

The Group's risk appetite framework sets out our appetite for risk exposures as well as our approach to risk management and return optimisation. Under this approach, we monitor our risk profile continuously against agreed limits. Our main strategies for managing and mitigating risk include asset liability management, using derivatives to hedge relevant market risks, and implementing reinsurance and corporate insurance programmes.

Risk oversight

Group risk appetite
We define and monitor aggregate risk limits for our earnings volatility and our capital requirements based on financial and non-financial stresses:

(a)
Earnings volatility: the objectives of the limits are to ensure that (a) the volatility of our earnings is consistent with our stakeholders' expectations, (b) the Group has adequate earnings (and cash flows) to service debt, expected dividends and to withstand unexpected shocks, and (c) earnings (and cash flows) are managed properly across geographies and are consistent with our funding strategies. The two measures we apply to monitor the volatility of our earnings are European Embedded Value (EEV) operating profit and International Financial Reporting Standards (IFRS) operating profit, although EEV and IFRS total profits are also considered.

(b)
Capital requirements: the limits aim to ensure that (a) the Group meets its capital requirements at all times including EU Insurance Groups Directive (IGD) capital requirements, (b) the Group achieves its desired target rating to meet its business objectives, and (c) supervisory intervention is avoided. In addition, we also monitor capital requirements on a local statutory basis.

Our risk appetite framework forms an integral part of our annual business planning cycle. Our Group Risk function monitors the Group's risk profile against the agreed limits. Using submissions from business units, Group Risk calculates the Group's aggregated position (allowing for diversification effects between business units) relative to the limits implied by the risk appetite statements.

We use a two-tier approach to apply the limits at business unit level. Firstly, we calculate business unit risk limits. These ensure that, provided each business unit keeps within its limits, the Group risk position will remain within the Group limits. Secondly, the impact on the risk position is considered as part of Group Risk's scrutiny of large transactions or departures from plan proposed by individual business units.

In the event that the business unit plans imply risk limits will be exceeded, this will necessitate a dialogue between the executive and the relevant business unit or units. Exceeding Group limits may be avoided if, for example, limits in other business units are not fully utilised, or if the diversification effect at Group level of a particular risk with other business units means the Group limit is not breached.

Market risk is managed such that as conditions evolve the risk profile is maintained within risk appetite. In addition to business unit operational limits on credit risk, we set counterparty risk limits at Group level. The limits on our total Group-wide exposures to a single counterparty are specified within different credit rating 'categories'. The Group Risk and the Group Credit Risk Committee monitor our actual exposures against these limits on at least a monthly basis, escalating matters to Group Executive Risk Committee (GERC) as appropriate.

Risk exposures

The Group Risk Framework deploys a common risk language, allowing meaningful comparisons to be made between different business units. Risks are broadly categorised as shown below.

Category	Risk type	Definition
Financial risks	Market risk	The risk that arises from adverse changes in the value of, or income from, assets and changes in interest rates or exchange rates.
	Credit risk	The risk of loss if another party fails to meet its obligations, or fails to do so in a timely fashion.
	Insurance risk	The inherent uncertainty as to the occurrence, amount and timing of insurance liabilities. This includes adverse mortality, morbidity and persistency experience.
	Liquidity risk	The risk that a business, though solvent on a balance sheet basis, either does not have the financial resources to meet its obligations as they fall due or can secure them only at excessive cost.
Non-financial risks	Operational risk	The risk of direct or indirect loss resulting from inadequate or failed internal processes, people or systems, or from external events. This includes legal and regulatory compliance risk.
	Business environment risk	Exposure to forces in the external environment that could significantly change the fundamentals that drive the business's overall objectives and strategy.
	Strategic risk	Ineffective, inefficient or inadequate senior management processes for the development and implementation of business strategy in relation to the business environment and the Group's capabilities.

The key financial and non-financial risks and uncertainties faced by the Group, and our approaches to managing them, are described below.

1 Financial risks

a Market risk

i Equity risk

In the UK business, most of our equity exposure is incurred in the with-profits fund, which includes a large inherited estate estimated at £6.8 billion as at 31 December 2010 (2009: £6.4 billion), which can absorb market fluctuations and protect the fund's solvency. The inherited estate itself is partially protected against falls in equity markets through an active hedging policy.

In Asia, a high proportion of our in-force book is made up of unit-linked products with limited shareholder exposure to equities. We have minimal direct shareholder exposure to Asian equity markets outside our unit-linked holdings.

In the US, where we are a leading provider of variable annuities, there are well-understood risks associated with the guarantees embedded in our products. We provide guaranteed minimum death benefits (GMDB) on all policies in this class, guaranteed minimum withdrawal benefits (GMWB) on 64 per cent of the book, and guaranteed minimum income benefits (GMIB) on only six per cent. To protect the shareholders against the volatility introduced by these embedded options, we use both a comprehensive hedging programme and reinsurance. Due to the inability to economically reinsure or hedge the GMIB, Jackson ceased offering this benefit in 2009.

In our variable annuity sales activities, we focus on meeting the needs of conservative and risk averse customers who are seeking reliable income in retirement, and who display little tendency to arbitrage their guarantees. These customers generally select conservative investment options. We are able to meet the needs of these customers because our unique and market leading operational platform allows us to tailor more than 3,400 product combinations.

It is our philosophy not to compete on price. Our individual guarantees tend to be more expensive than the market average because we seek to sell at a price capable of funding the cost we incur to hedge or reinsure our risks.

We use a macro approach to hedging that covers the entire risk in the US business. Within this macro approach we make use of the natural offsets that exist between the variable annuity guarantees and the fixed index annuity book, and then use a combination of OTC options and futures to hedge the residual risk, allowing for significant market shocks and limiting the amount of capital we are putting at risk. Internal positions are generally netted before any external hedge positions are considered. The hedging programme also covers the fees on variable annuity guarantees.

Jackson hedges the economics of its products rather than the accounting result. This focus means that we sometimes accept a degree of variability in our accounting results in order to ensure we achieve the appropriate economic result. Accordingly, while its hedges are effective on an economic basis, due to different accounting treatment for the hedges and some of the underlying hedged items on an IFRS basis, the reported income effect is more variable. As previously highlighted this resulted in a negative net equity hedge accounting effect of £367 million in the period (net of related DAC amortisation) as compared to an equivalent negative effect of £159 million in 2009. During 2010 we reclassified these effects from operating profit based on longer-term investment returns to short-term fluctuations to ensure the Group's operating results better reflect Jackson's continued focus on optimising economic value.

ii Interest rate risk

Interest rate risk arises primarily from Prudential's investments in long-term debt and fixed income securities. Interest rate risk also exists in policies that carry investment guarantees on early surrender or at maturity, where claim values can become higher than the value of backing assets as a result of rises or falls in interest rates.

In the US there is interest rate risk across the portfolio. The majority of Jackson's fixed annuity and life liabilities allow for an annual reset of the crediting rate, which provides for a greater level of discretion in determining the amount of interest rate risk to assume. The primary concerns with these liabilities relate to potential surrenders when rates increase and, in a low interest environment, the minimum guarantees required by state law. With its large fixed annuity and fixed index annuity books, Jackson has natural offsets for its variable annuity interest rate related risks. Jackson manages interest rate exposure through a combination of interest rate swaps and interest rate options.

In the UK the investment policy for the shareholder-backed annuity business is to match the cash flows from investments with the annuity payments. As a result, assets and liabilities are closely matched by duration. The impact on profit of any residual cash flow mismatching can be adversely affected by changes in interest rates; therefore the mismatching position is regularly monitored.

The exposure to interest rate risk arising from Asia is at modest levels.

iii Foreign exchange risk

Prudential principally operates in the UK, the US, and in 13 countries in Asia. The geographical diversity of our businesses means that we are inevitably subject to the risk of exchange rate fluctuations. Prudential's international operations in the US and Asia, which represent a significant proportion of our operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in our consolidated financial statements when results are expressed in pounds sterling.

We do not generally seek to hedge foreign currency revenues, as these are substantially retained locally to support the growth of the Group's business and meet local regulatory and market requirements. However, in cases where a surplus arising in an overseas operation supports Group capital or shareholders' interest, this exposure is hedged if it is economically optimal to do so. Currency borrowings, swaps and other derivatives are used to manage exposures.

b Credit risk

In addition to business unit operational limits on credit risk, we monitor closely our counterparty exposures at Group level, highlighting those that are large or of concern. Where appropriate, we will reduce our exposure, purchase credit protection or make use of collateral arrangements to control our levels of credit risk.

Debt portfolio
Our debt portfolio on an IFRS basis was £116.4 billion at 31 December 2010. £54.0 billion of these assets backed shareholder business, of which 95 per cent were investment grade, compared to 93 per cent at 31 December 2009. Sovereign debt represented 16 per cent of the debt portfolio backing shareholder business, or £8.8 billion, at 31 December 2010. Exposures to sovereign debt have increased since December 2009 due mainly to an enlarged position in US Treasuries. Seventy three per cent of this was rated AAA and 93 per cent investment grade. Eurozone sovereign exposures backing shareholder business were £3.6 billion at 31 December 2010, of which 99 per cent were AAA rated. Of the remaining one per cent, the highest exposure was in respect of Italy (£52 million) and Spain (less than £1 million) whilst there was no sovereign exposure to Greece, Portugal or Ireland. The total banking exposure to Portugal, Ireland, Italy, Greece and Spain (PIIGS) was £363 million at 31 December 2010.

Asia
Asia's debt portfolio totalled £14.1 billion at 31 December 2010. Of this, approximately 69 per cent was in unit-linked and with-profits funds with minimal shareholders' risk. The remaining 31 per cent is shareholder exposure and is invested predominantly (84 per cent) in investment grade bonds. For Asia, the portfolio has performed very well, and did not experience any default losses in 2010.

UK
The UK's debt portfolio on an IFRS basis is £74.3 billion as at 31 December 2010, including £46.5 billion within the UK with-profits fund. Shareholders' risk exposure to the with-profits fund is limited as the solvency is protected by the large inherited estate. Outside the with-profits fund there is £6.0 billion in unit-linked funds where the shareholders' risk is limited, with the remaining £21.8 billion backing the shareholders' annuity business and other non-linked business (of which 80 per cent is rated AAA to A, 18 per cent BBB and two per cent non-investment grade).

On a statutory (Pillar 1) basis at 31 December 2010, we held prudent credit reserves within the UK shareholder annuity funds of £1.8 billion to allow for future credit risk. For Prudential Retirement Income Limited (PRIL) this allowance is set at 68 bps decrease in the valuation discount rate at 31 December 2010 (2009: 71 bps). This now represents 43 per cent of the portfolio spread over swaps compared to 41 per cent as at 31 December 2009. No defaults were reported on the debt portfolio held by the UK shareholder backed annuity business in 2010.

During 2010, we continued to materially reduce our holdings in subordinated financial debt backing our annuity business, improving the overall credit quality of our bond portfolios. This has resulted in gross losses of £104 million on shareholder-backed business and £62 million on policyholder backed business in the period. On a Pillar I basis these losses have been fully offset by a reduction in long-term default reserves of £98 million shareholder/£39 million policyholder that arose as a result of the improvement in the quality of our remaining bond portfolios and a further release of short-term default reserves of £6 million shareholder and £23 million policyholder, which were allocated to the assets sold. On an IFRS basis, the gross costs less the reduction in long-term and short-term default reserves resulted in a small overall pre-tax loss to operating profit of £4 million to shareholders and £15 million to policyholders.

US
The most significant area of exposure to credit risk for the shareholders is Jackson in the US. At 31 December 2010 Jackson's fixed income portfolio totalling £26.4 billion, comprised £20.2 billion corporate and government debt, £2.8 billion of Residential Mortgage Backed Securities (RMBS), £2.4 billion of Commercial Mortgage Backed Securities (CMBS) and £1 billion of other instruments.

The US corporate and government debt portfolio of £20.2 billion is comprised of £17.8 billion of corporate debt and £2.4 billion of government debt. Of the £17.8 billion of corporate debt 95 per cent is investment grade. Concentration risk within the corporate debt portfolio is low, with the top ten holdings accounting for approximately eight per cent of the portfolio. Our largest sector exposures in the investment grade corporate debt portfolio are Utilities and Energy at 16 per cent and 15 per cent respectively. We actively manage the portfolio and will sell exposures as events dictate.

Within the RMBS portfolio of £2.8 billion, the agency guaranteed portion is 55 per cent. Another 22 per cent of the portfolio is non-agency prime and Alt-A investments with pre-2006/2007 vintages, where experience has been much more positive than later vintages. Our exposure to the 2006/2007 vintages totals £424 million of which £413 million is invested in the senior part of the capital structure, thereby significantly reducing the risk of defaults and the magnitude of loss if a shortfall does occur. The actual exposure to non-senior 2006/2007 Prime and Alt-A RMBS is only £11 million. The total RMBS portfolio has an average fair value price of 88 cents on the dollar.
The CMBS portfolio of £2.4 billion is performing strongly, with 36 per cent of the portfolio rated AAA and one per cent rated below investment grade. The entire portfolio has an average credit enhancement level of 30 per cent. This level provides significant protection, since it means the bond has to incur a 30 per cent loss, net of recoveries, before we are at risk.

In Jackson, total amounts charged to profits relating to debt securities were £213 million (2009: £631 million). This is net of recoveries/reversals recognised in the year of £10 million (2009: £5 million).

In 2010, Jackson's total defaults were £nil (2009: less than £1 million). In addition, as part of our active management of the book, we incurred losses net of recoveries and reversals of £89 million (2009: less than £1 million) on credit related sales of impaired bonds.

IFRS write-downs excluding defaults for the year were £124 million compared to £630 million in 2009. Of this amount £71 million (2009: £509 million) was in respect of RMBS securities.

The impairment process reflects a rigorous review of every bond and security in our portfolio. Our accounting policy requires us to book full mark-to-market losses on impaired securities through our income statement. However we would expect only a proportion of these losses eventually to turn into defaults, and some of the impaired securities to recover in price over time.

Unrealised gains and losses on debt securities in the US
Jackson's net unrealised gains from debt securities has steadily improved from negative £2,897 million at 31 December 2008 to positive £4 million at 31 December 2009 to positive £1,210 million at 31 December 2010. The gross unrealised loss position moved from £966 million at 31 December 2009 to £370 million at 31 December 2010. Gross unrealised losses on securities priced at less than 80 per cent of face value totalled £224 million at 31 December 2010 compared to £594 million at 31 December 2009.

Asset management
The debt portfolio of the Group's asset management operations of £1.6 billion as at 31 December 2010 is principally related to Prudential Capital operations. Of this amount £1.5 billion were rated AAA to A- by S&P or Aaa by Moody's.

Loans
Of the total Group loans of £9.3 billion at 31 December 2010, £7.1 billion are held by shareholder-backed operations comprised of £4.7 billion commercial mortgage loans and £2.4 billion of other loans.

Of the £7.1 billion held by shareholder-backed operations, the Asian insurance operations held £0.5 billion of other loans, the majority of which are commercial loans held by the Malaysian operation that are rated investment grade by two local rating agencies. The US insurance operations held £4.2 billion of loans, comprising £3.6 billion of commercial mortgage loans, all of which are collateralised by properties, and £0.5 billion of policy loans. The US commercial mortgage loan portfolio does not include any single-family residential mortgage loans and therefore is not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The UK insurance operations held £1.0 billion of loans, the majority of which are mortgage loans collateralised by properties.

The balance of the total shareholder loans amounts to £1.4 billion and relates to bridging loan finance managed by Prudential Capital.

c Insurance risk

The processes of determining the price of our products and reporting the results of our long-term business operations require us to make a number of assumptions. In common with other industry players, the profitability of our businesses depends on a mix of factors including mortality and morbidity trends, persistency, investment performance, unit cost of administration and new business acquisition expenses.

We continue to conduct rigorous research into longevity risk using data from our substantial annuity portfolio. The assumptions that Prudential makes about future expected levels of mortality are particularly relevant in its UK annuity business. The attractiveness of reinsurance is regularly evaluated. It is used as a risk management tool where it is appropriate and attractive to do so.

Prudential's persistency assumptions reflect recent experience for each relevant line of business, and any expectations of future persistency. Persistency risk is mitigated by appropriate training and sales processes and managed proactively post sale. Where appropriate, allowance is also made for the relationship - either assumed or historically observed - between persistency and investment returns, and for the resulting additional risk.

d Liquidity risk

The holding company has significant internal sources of liquidity which are sufficient to meet all of our expected requirements for the foreseeable future without having to make use of external funding. In aggregate the Group has £2.1 billion of undrawn committed facilities, expiring between 2011 and 2015. In addition the Group has access to liquidity via the debt capital markets. Recent issues include a £250 million senior three-year MTN in 2010 and the US$550m perpetual subordinated tier 1 securities issued in January 2011. Prudential also has in place an unlimited commercial paper programme and has maintained a consistent presence as an issuer in this market for the last 10 years. Liquidity uses and sources have been assessed at a business unit level under base case and stressed assumptions. The liquidity resources available and the subsequent Liquidity Coverage Ratio (LCR) have been assessed to be sufficient under both sets of assumptions.

2 Non-financial risk

Prudential is exposed to operational, business environment and strategic risk in the course of running its businesses.

With regard to operational risk, the Group is dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory, including tax, regimes. Prudential also has a significant number of third-party relationships that are important to the distribution and processing of our products, both as market counterparties and as business partners. This results in reliance upon the operational performance of these outsourcing partners.

Prudential's systems and processes incorporate controls that are designed to manage and mitigate the operational risks associated with its activities. The Prudential Group Governance Manual was developed to make a key contribution to the sound system of internal control that the Group is expected to maintain under the Combined Code of Corporate Governance in the UK and the Hong Kong Code on Corporate Governance Practices. Business units confirm that they have implemented the necessary controls to evidence compliance with the Manual.

The Group also has an operational risk management framework in place that facilitates both the qualitative and quantitative analysis of operational risk exposures. The output of this framework, in particular management information on key operational risk components such as risk and control assessments, internal incidents and external incidents, is reported by the business operations and presented to the Group Operational Risk Committee. This information also supports business decision making and lessons learned activities; the ongoing improvement of the control environment; the informing of overall levels of capital held; and determination of the adequacy of Prudential's corporate insurance programme.

With regard to business environment risk, the Group has a wide-ranging programme of active and constructive engagement with governments, policymakers and regulators in our key markets and with relevant international institutions. Such engagement is undertaken both directly and indirectly via trade associations. The Group has procedures in place to monitor and track political and regulatory developments. Where appropriate, we provide submissions and technical input to officials and others, either via submissions to formal consultations or through interactions with officials.

With regard to strategic risk, both business operations and the corporate centre are required to adopt a forward-looking approach to risk management by performing risk assessments as part of the annual strategic planning process. This supports the identification of potential threats and the initiatives needed to address them, as well as competitive opportunities. The impact on the underlying businesses and/or Group-wide risk profile is also considered to ensure that strategic initiatives are within the Group's risk appetite.

3 Risk factors and contingencies

Our disclosures covering risk factors can be found at the end of this document. Note H14 of the IFRS basis condensed consolidated financial statements gives an update on the position for contingencies of the Group since those published in the 2009 Annual Report.

Capital management

Regulatory capital (IGD)
Prudential is subject to the capital adequacy requirements of the European Union (EU) Insurance Groups Directive (IGD) as implemented by the Financial Services Authority (FSA) in the UK. The IGD capital adequacy requirements involve aggregating surplus capital held in our regulated subsidiaries, from which Group borrowings, except those subordinated debt issues that qualify as capital, are deducted. No credit for the benefit of diversification is permitted under this approach.

Our capital position remains strong. We have continued to place emphasis on maintaining the Group's financial strength through optimising the balance between writing profitable new business, conserving capital and generating cash. We estimate that our IGD capital surplus was £4.3 billion at 31 December 2010 (before taking into account the 2010 final dividend), covering our capital requirements 3.0 times. This compares to a capital surplus of £3.4 billion at the end of 2009 (before taking into account the 2009 final dividend).

The movements during 2010 mainly comprise:

• Net capital generation mainly through operating earnings (in-force releases less investment in new business) of £1.7 billion;
• Release of tax provisions of £0.2 billion;
• Foreign exchange movements of positive £0.1 billion;

Offset by:

• Final 2009 dividend, net of scrip, of £0.3 billion and interim 2010 dividend, net of scrip, of £0.1 billion;
• Inadmissible assets arising on the purchase of UOB's life insurance subsidiary in Singapore of £0.2 billion;
• Impact of costs incurred in relation to the terminated AIA acquisition, net of tax, of £0.3 billion; and
• External financing costs and other central costs, net of tax, of £0.2 billion.

We continue to have further options available to us to manage available and required capital. These could take the form of increasing available capital (for example, through financial reinsurance) or reducing required capital (for example, through the mix and level of new business) and the use of other risk mitigation measures such as hedging and reinsurance.

In addition to our strong capital position, on a statutory (Pillar 1) basis, the total credit reserve for the UK shareholder annuity funds also protects our capital position in excess of the IGD surplus. This credit reserve as at 31 December 2010 was £1.8 billion. This represents 43 per cent of the portfolio spread over swaps, compared to 41 per cent as at 31 December 2009.

Stress Testing
As at 31 December 2010 stress testing of our IGD capital position to various events has the following results:

• An instantaneous 20 per cent fall in equity markets from 31 December 2010 levels would reduce the IGD surplus by £200 million;
• A 40 per cent fall in equity markets (comprising an instantaneous 20 per cent fall followed by a further 20 per cent fall over a four week period) would reduce the IGD surplus by £650 million;
• A 150 bps reduction (subject to a floor of zero) in interest rates would reduce the IGD surplus by £500 million;
• Credit defaults of ten times the expected level would reduce IGD surplus by £550 million.

We believe that the results of these stress tests, together with the Group's strong underlying earnings capacity, our established hedging programmes and our additional areas of financial flexibility, demonstrate that we are in a position to withstand significant deterioration in market conditions.

We also use an economic capital assessment to monitor our capital requirements across the Group, allowing for realistic diversification benefits and continue to maintain a strong position. This assessment provides valuable insights into our risk profile.

Solvency II

The European Union (EU) is developing a new solvency framework for insurance companies, referred to as 'Solvency II'. The Solvency II Directive, which sets out the new framework, was formally approved by the Economic and Financial Affairs Council in November 2009 and is expected to be implemented from 1 January 2013. The new approach is based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessments of risk, and enhanced disclosure requirements.

Specifically, Pillar 1 covers the quantitative requirements around own funds, valuation rules for assets and liabilities and capital requirements. Pillar 2 provides the qualitative requirements for risk management, governance and controls, including the requirement for insurers to submit an Own Risk and Solvency Assessment (ORSA) which will be used by the regulator as part of the supervisory review process. Pillar 3 deals with the enhanced requirements for supervisory reporting and public disclosure.

A key aspect of Solvency II is that the assessment of risks and capital requirements will be aligned more closely with economic capital methodologies. Companies may be allowed to make use of internal economic capital models if approved by the local regulator.

The European Commission is in the process of consulting on the detailed rules that complement the high-level principles in the Directive, referred to as 'implementing measures', which are not expected to be finalised before late 2011.

In particular, the Committee of European Insurance and Occupational Pensions Supervisors (CEIOPS) published a number of consultation papers in 2009 and 2010 covering advice to the European Commission on the implementing measures but there remains significant uncertainty regarding the outcome from this process. Prudential is actively participating in shaping the outcome through our involvement in industry bodies and trade associations, including the Chief Risk Officer and Chief Financial Officer Forums, together with the Association of British Insurers (ABI) and the Comité Européen des Assurances (CEA). In addition, further guidance and technical standards are currently being developed by the European Insurance and Occupational Pensions Authority (EIOPA). These are expected to be subject to a formal consultation in mid-2011 and finalised by early 2012.

Many of the issues being actively debated have received considerable focus both within the industry and from national bodies. However, the application of Solvency II to international groups is still unclear and there remains a risk of inconsistent application, which may place Prudential at a competitive disadvantage to other European and non-European financial services groups. There is also a risk that the effect of the measures finally adopted could be adverse for the Group, including potentially a significant increase in capital required to support its business.

Having assessed the high-level requirements of Solvency II, an implementation programme was initiated with dedicated teams to manage the required work across the Group. The activity of the local Solvency II teams is being coordinated centrally to achieve consistency in the understanding and application of the requirements.

Over the coming months we will be progressing our implementation plans further and remaining in regular contact with the FSA as we continue to engage in the 'pre-application' stage of the approval process for the internal model.

Capital allocation
Prudential's approach to capital allocation takes into account a range of factors, especially risk adjusted returns on capital, the impact of alternative capital measurement bases (accounting, regulatory, economic and ratings agency assessments), tax efficiency, and wider strategic objectives.

We optimise capital allocation across the Group by using a consistent set of capital performance metrics across all business units to ensure meaningful comparison. Capital utilisation, return on capital and new business value creation are measured at a product level. The use of these capital performance metrics is embedded into our decision-making processes for product design and product pricing.

Our capital performance metrics are based on economic capital, which provides a view of our capital requirements across the Group, allowing for realistic diversification benefits. Economic capital also provides valuable insights into our risk profile and is used both for risk measurement and capital management.

Risk mitigation and hedging
We manage our actual risk profile against our tolerance of risk. To do this, we maintain risk registers that include details of the risks we have identified and of the controls and mitigating actions we employ in managing them. Any mitigation strategies involving large transactions - such as a material derivative transaction - are subject to review at Group level before implementation.

We use a range of risk management and mitigation strategies. The most important of these include: adjusting asset portfolios to reduce investment risks (such as duration mismatches or overweight counterparty exposures); using derivatives to hedge market risks; implementing reinsurance programmes to limit insurance risk; implementing corporate insurance programmes to limit the impact of operational risks; and revising business plans where appropriate.

OTHER CORPORATE INFORMATION

Products and drivers of insurance operations' profits

Overview of the Group's principal activities

Prudential plc is the holding company of the Prudential Group. The principal activity of our subsidiary operations is the provision of financial services to individuals and businesses in Asia, the US and UK. We offer a wide range of retail financial products and services and asset management services throughout these territories. The retail financial products and services principally include life insurance, pensions and annuities as well as collective investment schemes.

Asia
The life insurance products offered by Prudential Corporation Asia include with-profits (participating) and non-participating term, whole life and endowment and unit-linked policies. To supplement our life products we also offer health, disablement, critical illness and accident cover.

The primary focus in Asia is regular premium products that provide both savings and protection benefits.

In 2010, the new business profit mix in our Asian insurance business was derived 59 per cent (2009: 56 per cent) from health and protection products, 32 per cent (2009: 31 per cent) from unit-linked products and nine per cent (2009: 13 per cent) from non-linked products.

Unit-linked products combine savings with protection, with the cash value of the policy depending on the value of the underlying unitised funds. Participating products provide savings with protection where the basic sum assured can be enhanced by a profit share (or bonus) from the underlying fund as determined at the discretion of the insurer. Non-participating products offer savings with protection where the benefits are guaranteed or determined by a set of defined market-related parameters. Accident and health products provide mortality or morbidity benefits and include health, disablement, critical illness and accident cover. These products are commonly offered as supplements to main life policies, but can also be sold separately.

Policyholder and insurer share the profits from participating policies (typically in a 90:10 ratio) in the same way as with-profits business in the UK. With unit-linked products, shareholders receive the profits arising from managing the policy, its investments and the insurance risk. Policyholders within the underlying unitised fund receive investment gains. The profits from accident and health and non-participating products come from any surplus remaining after paying policy benefits.

Unit-linked products tend to have higher profits on the EEV basis of reporting than traditional non-linked products, as expenses and charges are better matched and solvency capital requirements are lower. At the end of 2010, we were offering unit-linked products in 10 of the 11 countries in Asia in which we operate, with the only exception being Thailand.

In Malaysia and Indonesia, Prudential also offers life insurance policies that are constructed to comply with Islamic principles otherwise known as Takaful. The main principles are policyholders co-operate amongst themselves for the common good, uncertainty is eliminated in respect of subscription and compensation and there is no investment in prohibited areas such as gambling or alcohol.

In addition to the life products described above, we offer mutual fund investment products in India, Taiwan, Japan, Singapore, Malaysia, Hong Kong, Korea, Vietnam and China, thus enabling customers to participate in debt, equity and money market investments. We are also licensed in the United Arab Emirates. Prudential Corporation Asia earns a fee based on assets under management.

United States
Jackson's product offerings include variable, fixed and fixed index annuities, as well as life insurance and institutional products.

Annuities
Annuity products are long-term individual retirement products, which offer tax-deferred accumulation on the funds invested until proceeds are withdrawn from the policy.

Fixed annuities are used for asset accumulation in retirement planning and for providing income in retirement and offer flexible payout options. The contract holder pays us a premium, which is credited to the contract holder's account. Periodically, interest is credited to the contract holder's account and administrative charges are deducted. The interest rate may be reset on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, the contract holder is paid either the amount in the contract holder account or staggered payments in the form of an immediate annuity - similar to a UK annuity in payment.

Fixed annuity policies are subject to early surrender charges for the first six to nine years of the contract. In addition, the contract may be subject to a market value adjustment at the time of surrender. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Our profits on fixed annuities come primarily from the spread between the return earned on investments and the interest credited to the contract holder's account, less expenses. Fixed annuities continue to be a profitable book of business, benefiting from favourable spread income in recent years.

Fixed index annuities are similar to fixed annuities, in that the contract holder pays a premium that is credited to the contract holder's account, and also in that interest is periodically credited to the contract holder's account. An annual minimum interest rate is guaranteed, although actual interest credited may be higher and is linked to an equity index over the product's index option period. Profit comes primarily from the spread between the return earned on investments and the amounts credited to the contract holder's account, less expenses, which include the costs of hedging the equity component of the interest credited to the contract. As previously described, hedge results are reflected in short-term fluctuations. Fixed index annuities are subject to early surrender charges for the first five to twelve years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Fixed index annuities continue to be a profitable product, benefiting from favourable spread and the effective management of equity risk. The fixed index book provides natural offsetting equity exposure to the guarantees issued in connection with our variable annuity products, which allows for efficient hedging of the net equity exposure.

Variable annuities are tax-advantaged, deferred annuities where the rate of return depends upon the performance of the underlying investment portfolio, similar in principle to UK unit-linked products. They are also used for asset accumulation in retirement planning and to provide income in retirement.

The contract holder can allocate the premiums between a variety of variable sub-accounts, with a choice of fund managers and/or guaranteed fixed-rate options. As with a unit-linked fund, the contract holder's premiums allocated to the variable accounts are held separately from Jackson's general account assets. The value of the portion of the separate account allocated to variable sub-accounts fluctuates with the underlying investments. Variable annuity policies are subject to early surrender charges for the first four to seven years of the contract. During the surrender charge period, the contract holder may cancel the contract for the surrender value. Jackson offers one variable annuity that has no surrender charges and also offers a choice of guaranteed benefit options within their variable annuity product portfolio, which customers can elect and pay for. These options include the guaranteed minimum death benefit (GMDB), which guarantees that, upon death of the annuitant, the contract holder or beneficiary receives a minimum value regardless of past market performance. These guaranteed death benefits might be expressed as the return of original premium, the highest past anniversary value of the contract, or as the original premium accumulated at a fixed rate of interest. In addition, there are three other types of guarantees: guaranteed minimum withdrawal benefits (GMWB), guaranteed minimum accumulation benefits (GMAB) and guaranteed minimum income benefits (GMIB). Due to the lack of availability to economically reinsure or hedge new issues of GMIB, Jackson discontinued offering it in 2009.

GMWBs provide a guaranteed return of the principal invested by allowing for periodic withdrawals that are limited to a maximum percentage of the initial premium. One version of the GMWBs provides for a minimum annual withdrawal amount that is guaranteed for the contract holder's life without annuitisation. Variations of the GMWBs are offered whereby the guaranteed base can be increased, either through step-ups to a more recent market value of the account, or through bonuses offered if withdrawals are delayed for a particular number of years. Additional charges are assessed for these features. GMABs generally provide a guarantee for a return of a certain amount of principal after a specified period. GMIBs provide for a minimum level of benefits upon annuitisation regardless of the value of the investments underlying the contract at the time of annuitisation. The GMIB is reinsured.

As the investment return on the separate account assets is attributed directly to the contract holders, Jackson's profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of hedging the guarantees. As previously described, hedge results are reflected in short-term fluctuations. In addition to being a profitable book of business in its own right, the variable annuity book also provides an opportunity to utilise the offsetting equity risk among various lines of business to cost effectively manage our equity exposure. It is believed that the internal management of equity risk, coupled with the use of external derivative instruments where necessary, continues to provide a cost-effective method of managing equity exposure. Profits in the variable annuity book of business will continue to be subject to the impact of market movements on both sales and allocations to the variable accounts and the effects of the economic hedging programme. While risk is hedged on an economic basis, the nature and duration of the hedging instruments, which are recorded at fair value through the income statement, will fluctuate and produce some accounting volatility. Management continues to believe that, on a long-term economic basis, the equity exposure remains well managed.

Life insurance
Jackson also sells several types of life insurance including term life, universal life and variable universal life. Term life provides protection for a defined period of time and a benefit that is payable to a designated beneficiary upon the insured's death. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a life insurance policy that combines death benefit protection and the important tax advantages of life insurance with the long-term growth potential of professionally managed investments. The Jackson life insurance book has also delivered consistent profitability, driven primarily by favourable mortality experience.

Institutional products
Jackson's institutional products division markets institutional products such as traditional Guaranteed Investment Contracts (GICs), Funding Agreements and Medium Term Note (MTN) funding agreements. The institutional product offerings also include Jackson's funding agreements issued to the Federal Home Loan Bank. Institutional products are distributed directly to investors, through investment banks, or through funding agreement brokers. Jackson sold no institutional products during 2010 or 2009, as available capital was directed to support higher-margin variable annuity sales.

United Kingdom
In common with other UK long-term insurance companies, Prudential UK's products are structured as either with-profits (or participating) products, or non-participating products including annuities in payment and unit-linked products. Depending on the structure, the level of shareholders' interest in the value of policies and the related profit or loss varies.

With-profits policies are supported by a with-profits sub-fund and can be single premium (for example, Onshore Bonds or Flexible Investment Bonds) or regular premium (for example, certain pension products).

The primary with-profits sub-fund is part of The Prudential Assurance Company Limited (PAC)'s long-term fund. The return to shareholders on virtually all with-profits products is in the form of a statutory transfer to PAC shareholders' funds. This is analogous to a dividend from PAC's long-term fund, and is dependent upon the bonuses credited or declared on policies in that year. In this context, there are two types of bonuses - 'regular' and 'final'. Regular bonuses are declared regularly, usually once a year, and are determined as a prudent proportion of the long-term expected future investment return on the underlying assets. Once credited, regular bonuses are guaranteed in accordance with the terms of the particular product. In contrast, 'final' bonuses are only guaranteed until the next bonus declaration, and are primarily determined on the actual smoothed investment return achieved over the life of the policy. Prudential's with-profits policyholders currently receive 90 per cent of the distribution from the main with-profits sub-fund as bonus additions to their policies, while shareholders receive 10 per cent as a statutory transfer.

The Defined Charge Participating Sub-Fund (DCPSF) forms part of the PAC long-term fund. It is comprised of the accumulated investment content of premiums paid in respect of the defined charge participating with-profits business issued in France, the defined charge participating with-profits business reassured into PAC from Prudential International Assurance plc and Canada Life (Europe) Assurance Ltd and includes the portfolio of with-profit annuity policies acquired from Equitable Life in 2007. All profits in this fund accrue to policyholders in the DCPSF.

The profits from almost all of the new non-participating business accrue solely to shareholders. Such business is written in the non-profit sub-fund within PAC's long-term fund, or in various shareholder-owned direct or indirect subsidiaries. The most significant of these is Prudential Retirement Income Limited (PRIL), which also writes all new immediate annuities arising from vesting deferred annuity policies in the with-profits sub-fund of PAC.

There is a substantial volume of in-force non-participating business in PAC's with-profits sub-fund and that fund's wholly owned subsidiary Prudential Annuities Limited (PAL), which is closed to new business. Profits from this business accrue to the with-profits sub-fund.

Description of EEV basis reporting

Prudential's results are prepared on two accounting bases - the supplementary EEV basis, and the IFRS basis for the financial statements. Over the life of any given product, the total profit recognised will be the same under either the IFRS or the EEV basis. However, the two methods recognise the emergence of that profit in different ways, with profits emerging earlier under the EEV basis than under IFRS. This section explains how EEV differs from IFRS and why it is used.

In broad terms, IFRS profits for long-term business reflect the aggregate of statutory transfers from UK-style with-profits funds and profit on a traditional accounting basis for other long-term business. By their nature, the products sold by the life insurance industry are long-term, as insurance companies commit to service these products for many years into the future. The profit on these insurance sales is generated over this long-term period. In our view, the result under IFRS does not properly reflect the inherent value of these future profits, as it focuses instead on the amounts accruing to shareholders in the current year.

In May 2004 the CFO Forum, representing the Chief Financial Officers of 19 European insurers, published the European Embedded Value Principles (expanded by the Additional Guidance of EEV Disclosures published in October 2005), that provide consistent definitions, a framework for setting actuarial assumptions, and a more explicit approach to the underlying methodology and disclosures. So for example:

•    The allowance for risk is explicit for EEV through: (i) an allowance for the cost of capital (at the higher of economic capital and the local statutory minimum) (ii) stochastic or other appropriate modelling of financial options and guarantees to ensure that an allowance for their cost is irrespective of their value at the balance sheet date, and (iii) an explicit allowance in the risk discount rate for financial and non-financial risks;

•    EEV specifically allows for the look-through into profits arising in shareholder service companies, most notably the profit arising in investment management companies from managing the insurance companies funds for covered business;

• There are extensive disclosures required for EEV on all aspects of the calculations, including the methodology adopted and the analysis of return.

It is thought that the EEV basis not only provides a good indication of the value being added by management in a given accounting period, but also helps demonstrate whether shareholder capital is being deployed to best effect. Indeed insurance companies in many countries use comparable bases of accounting for management purposes.

The EEV basis is a value-based method of reporting in that it reflects the change in value of the business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future profits expected to arise from the current book of long-term insurance business plus the net worth of the company. In determining these expected profits, full allowance is made for the risks attached to their emergence and the associated cost of capital, and takes into account recent experience in assessing likely future persistency, mortality and expenses.

The change in value is typically analysed into the following components:

• the value added from new business sold during the year;
• the change in value from existing business already in place at the start of the year;
• short-term fluctuations in investment returns;
• change in economic assumptions;
• change in the time value of cost of options and guarantees and economic assumption changes;
• other items (for example, profit from other Group operations, tax, foreign exchange, exceptional items); and
• dividends.

The value added from new business - defined as the present value of the future profits arising from new business written in the year - is a key metric used in the management of our business. The change in value of business in force at the start of the year demonstrates how the existing book is being managed. Together, these metrics provide management and shareholders with valuable information about the underlying development of the Group's business and the success or otherwise of management actions.

EEV basis results are prepared by first of all setting 'best estimate' assumptions, by product, for all relevant factors including expenses, surrender levels and mortality. Economic assumptions as to future investment returns and inflation are generally based on a combination of market data and long-term assumptions. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the risks associated with the cash flows. The risk discount rate is determined by adding a risk margin to the appropriate risk free rate of return. The actual outcome may differ from that projected, in which case the effect will be reflected in the experience variances for that year.

The assumptions used for the EEV basis of accounting are set out in the notes that accompany the supplementary EEV basis information. An indication of the sensitivity of the results to changes in key assumptions is also provided within that information.

CORPORATE GOVERNANCE

Hong Kong listing obligations

The directors confirm that from the date of listing of 25 May 2010, the Company has complied with the provisions of Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange. The directors also confirm that the results have been reviewed by the Group Audit Committee.

The Board further confirms that it has complied with the Code on Corporate Governance Practices in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited from the date of listing on the exchange, except that it has deviated in respect of the Terms of Reference of the Remuneration Committee. The remit of the Remuneration Committee is limited to considering the remuneration of the Chairman and executive directors and does not extend to making recommendations to the Board in respect of the remuneration of the non-executive directors. The reason for the deviation is that it would be counter to the principles of the Combined Code 2008 (and the provisions of the new UK Corporate Governance Code) for the Remuneration Committee to be involved in setting the fees of non-executive directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 09 March 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Clive Burns

Clive Burns
Head of Group Secretariat